UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of March 2021

Commission File Number: 001-38303
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WPP plc
(Translation of registrant's name into English)
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Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

In connection with the provisions of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), WPP plc and its subsidiaries (the “Company”) may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. Important factors that may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel, delays or reductions in client advertising budgets, shifts in industry rates of compensation, regulatory compliance costs or litigation, natural disasters or acts of terrorism, the Company’s exposure to changes in the values of major currencies other than the UK pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom) and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors” in the Company’s Form 20-F for the year ended 31 December 2019, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in the oral or written public statements should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved.

The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	2020 Preliminary Results dated 11 March 2021, prepared by WPP plc.

FOR IMMEDIATE RELEASE	11 MARCH 2021

WPP PLC ("WPP")

2020 Preliminary Results

Resilient performance: further recovery in Q4; net debt down to £0.7 billion; share buyback to start immediately. Well positioned to grow in 2021, in line with guidance

Key figures – continuing operations
£ million	2020	+/(-)% reported1	+/(-)% LFL2	2019
Revenue	12,003	(9.3)	(7.3)	13,234
Revenue less pass-through costs	9,762	(10.0)	(8.2)	10,847

Reported:
Operating (loss)/profit	(2,278)	n/m3	-	1,296
(Loss)/profit before tax	(2,791)	n/m	-	1,2144
Diluted EPS (p)	(243.2)	n/m	-	68.24
Dividends per share (p)	24.0	5.7	-	22.7

Headline5:
Operating profit	1,261	(19.2)	(17.2)	1,561
Operating profit margin	12.9%	(1.5)pt*	(1.4)pt*	14.4%
Profit before tax	1,041	(23.6)	-	1,363
Diluted EPS (p)	59.9	(23.3)	-	78.1

* Margin points

Full year and Q4 financial highlights

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FY continuing operations reported revenue -9.3%, LFL revenue -7.3%
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FY LFL revenue less pass-through costs -8.2%; sequential recovery since initial lockdowns: Q2 -15.1%, Q3 -7.6%, Q4 -6.5%
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Q4 LFL revenue less pass-through costs by major market: US -6.2%, UK -7.4%, Germany -0.8%, Greater China -12.1%, India -8.9%
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FY headline operating margin 12.9%, down 1.5pt on prior year as cost savings of over £800 million offset the majority of the revenue decline; H2 headline operating margin +0.5pt
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Reported loss before tax impacted by £3.1 billion of impairments (£2.8 billion goodwill, £0.3 billion investment and other write-downs)
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Net debt at 31 December 2020 £0.7 billion, better than expected and down £0.8 billion year-on-year, reflecting continued strong working capital and cash management

Strategic progress, shareholder returns and 2021 guidance

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Transformation delivering results: VMLY&R +2.9% in Q4
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Continued focus on simplification: alignment of Grey with AKQA, Geometry with VMLY&R
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Offer resonating with clients: market-leading $4.4 billion6 of net new business won ($7.3 billion gross)
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Continued recognition of creativity and effectiveness: Effies winner for ninth successive year; Cannes Lions Agency Holding Company of the Decade
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Final dividend of 14.0p per share proposed, in line with new dividend policy
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£620 million Kantar share buyback to resume immediately: up to £300 million to be completed over the next three months
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2021 outlook in line with guidance provided in December 2020: LFL revenue less pass-through costs growth of mid-single-digits %, with headline operating margin of 13.5-14.0%

Mark Read, Chief Executive Officer, WPP:

“2020 was a tough year for everyone, including our people who faced the personal and professional challenges of COVID-19. Their commitment to our clients, support for one another and contribution to the communities we serve have been a constant source of inspiration and pride.

“WPP’s performance has been remarkably resilient, thanks to these efforts and the demonstrable value of what we do for our clients. While revenue was significantly impacted as clients reduced spending, our performance exceeded our own expectations and those of the market throughout the year. There is no doubt that the actions we took during the previous two years to transform and simplify the business and reduce debt – to a 16-year low at the end of 2020 – played a crucial role in the strength of our response.

“At the height of the pandemic we saw five years’ worth of innovation in five weeks, with a dramatic shift to digital media and ecommerce as people’s lives went online – trends on which we based our vision for WPP. Having modernised our client offer, refined our structure and strengthened our agency brands, we were well prepared for this shift and saw the benefits of this acceleration in parts of our business. Our strategic progress was also evident in our very strong new business performance, with key wins including Alibaba, HSBC, Intel, Uber and Unilever.

“In December 2020, we outlined our plans to continue to transform our business, to accelerate our growth and to put purpose at the heart of what we do. We see many areas of attractive growth for WPP, from the permanent shift to ecommerce, the digitisation of media and the need from our clients to convert brand purpose into action. The past 12 months have demonstrated the importance and impact of communications. The demand from clients for simple, integrated solutions that combine outstanding creativity with sophisticated data and technology capability is only set to grow and, while uncertainties remain around the impact of the vaccine roll-out and economic growth, we continue to expect 2021 to be a year of solid recovery.”

For further information:

Investors and analysts Peregrine Riviere Caitlin Holt Fran Butera (US)	+44 7909 907193 +44 7392 280178 +1 914 484 1198
Media Chris Wade Richard Oldworth, Buchanan Communications wpp.com/investors	+44 20 7282 4600 +44 20 7466 5000 +44 7710 130 634

Overview and strategic progress

Market environment

The impact of COVID-19 began to be felt from March onwards, causing widespread restrictions on economic activity. The market began to recover in the latter half of the year, with GroupM estimating that global advertising fell by 5.8% during 2020, a substantially better outcome than the 11.8% annual decline predicted in June. Within this, spend on digital media increased to 59.3% of total spend in 2020, from 51.6% in 2019, underpinned by growth in ecommerce and the increasing importance of a seamless omnichannel customer experience.

One of the prevailing outcomes of the pandemic has been the acceleration in underlying structural trends. Lockdown restrictions across the globe have brought about unprecedented growth in ecommerce, with a greater proportion of consumers shopping online. GroupM estimates that global retail ecommerce – including automotive sales but excluding food and delivery services – saw growth of 21% in 2020, amounting to 17% of global retail sales. China, the world’s largest ecommerce market, saw penetration reach 25% in 2020 and equivalent sales accounted for 14% and 18% of total retail activity in the US and UK, respectively. As a result, brands have had to put greater focus on their digital strategies.

In terms of trends by sector, linear TV advertising has continued to decline with production and live events taking a pause, while streaming services have grown at a rapid pace. Advertising spend on outdoor, cinema and print has fallen significantly as consumers have been spending an increased amount of time at home.

Trends in spend by geography have predominantly been driven by restrictions on economic activity and the maturity of digital channels. Based on GroupM findings, China saw growth in advertising spend of 6.2% in the year, reflecting its rapid response to the pandemic. Spend in the UK and US, excluding political advertising, declined by 4.4% and 7.3% respectively, with these markets performing better than expected in the second half of the year as they benefitted from the growth in ecommerce. Across other major markets in Europe activity was mixed: France saw advertising spend fall by 15.5%, while the market in Germany was more robust with spend falling by 2.0% in the year.

Consumer packaged goods, technology and pharmaceuticals businesses (57% of WPP’s revenue less pass-through costs from our top 200 clients for 2020) have held up reasonably well as demand for their services has either been less impacted or in some cases slightly increased. On the other hand, automotive, luxury & premium, travel and leisure businesses (22% of revenue less pass-through costs from the top 200 clients) have been the hardest hit and this in turn has been reflected in their marketing spend.

COVID-19 has transformed the way we work; for companies, engaging with employees has never been more important. The pandemic has also put a spotlight on the interrelationship between business, government, employees and communities. Considering this, companies have been prompted to re-evaluate their purpose and many have recognised the need to take a stand on important issues, particularly with a renewed focus on people and society.

2020 performance and COVID-19

We started the year strongly, building on the progress made over the course of 2019. From March, the environment became more challenging, but we responded positively as an organisation, supporting our people, staying closer than ever to clients and working with a number of partners to protect our communities. The second quarter was the toughest from a performance perspective, but activity began to stabilise in the third quarter and this continued through to the end of the year.

The nature of our work for clients evolved rapidly as they sought to make both short- and long-term changes to their brand messaging and interaction with customers. During the immediate response to the pandemic, we helped clients develop appropriate brand communications, working with great pace and agility. Within media, the pivot to digital accelerated, reflecting the rapid change in media consumption, with GroupM’s billing mix increasing from 38% digital in 2019 to 41% in 2020. Most significantly, we saw huge demand from clients for ecommerce services, across both media and our integrated creative agencies. We worked with 76 of our top 100 clients on ecommerce during 2020.

Overall, our financial performance has been less geared to client media expenditure than in previous cycles, reflecting the broader spread of marketing services we now provide, as well as an ongoing shift to resource-driven revenue models and away from commission on media investment.

Our sector exposure has contributed significantly to our resilient performance. Within our top 200 clients, the combined growth in LFL revenue less pass-through costs from consumer packaged goods, technology and healthcare & pharmaceutical businesses in 2020 was 0.9%. Within retail, financial services, telecommunications, media & entertainment and other clients, LFL revenue less pass-through costs was down 4.7%. The sectors which suffered the most – automotive, luxury & premium and travel & leisure – saw a LFL decline of 9.8%.

We have responded very effectively to the material impact that COVID-19 has had on the way we and our clients work. The significant majority of our people have been working remotely since March 2020, and we have ensured strong continuity of service to clients at a time when the need for our services and expertise has been greater than ever.

We have continued to work with clients, governments, national health organisations and NGOs to help limit the impact of COVID-19 on society, including our multi-agency support for the World Health Organization on a pro bono basis, delivering global and regional public awareness campaigns to encourage people to stay at home and adopt safe behaviours.

We have significantly improved the financial resilience of the business from both a liquidity and cost perspective. We raised over £900 million in the bond markets in May as a prudent measure in the face of uncertainty, and at 31 December 2020 had total liquidity of £6.4 billion. Our working capital position has improved year-on-year as a result of increased focus and discipline, leaving year-end net debt at £0.7 billion – the lowest level since 2004. Finally we have reduced operating costs by 8.4% year-on-year, limiting the impact on profitability from the sharp decline in revenue less pass-through costs.

To protect liquidity, we also took the decision back in March 2020 to suspend the 2019 final dividend and the share buyback funded by the proceeds of the Kantar transaction. We recommenced the dividend with the payment of an interim distribution of 10p per share in November 2020, and today the Board is proposing a final dividend for 2020 of 14.0p per share. In addition, we are recommencing the share buyback immediately, with a plan to purchase up to £300 million by June 2021.

We have generally not applied for government support in response to COVID-19, although in some overseas markets funding has been obtained, or has been applied automatically. We did not use the UK Government funded Job Retention Scheme. In total we have received £77 million of funding, none of which related to the UK, and have also benefited from the deferral of certain taxes under local initiatives available to all companies in the countries concerned. These benefits are described in more detail in Appendix 1.

Impairments of £3.1 billion (including £2.8 billion of goodwill impairments and £0.3 billion of investment and other write-downs) were recognised in 2020. The goodwill impairments relate to historical acquisitions whose carrying values have been reassessed in light of the impact of COVID-19. The impairments are driven by a combination of higher discount rates used to value future cash flows, a lower profit base in 2020 and lower industry growth rates.

Strategic progress

WPP is a radically different business from two years ago. It is a simpler, more nimble organisation with much stronger technology capabilities and a culture of collaboration, openness and mutual respect. After the success of the VMLY&R and Wunderman Thompson mergers, we have recently announced the formation of the AKQA Group with AKQA and Grey, and the creation of VMLY&R Commerce through the combination with Geometry. These new integrated agency models provide clients with simple solutions not only in communications but also in experience, health, ecommerce, data and technology. Under GroupM, our media business continues to lead its industry.

The power of our strategy is becoming evident in our improving performance. We led the new business tables globally in 2020, both in media and creative, winning a total of $4.4 billion in net new business. Key wins included Intel (global creative), HSBC (global creative), Unilever (China media) and WW (global integrated creative and media). We are seeing very strong levels of collaboration across WPP, with most pitches involving multi-agency teams with strong co-ordination and support from the client, new business and technology expertise we are building in the centre.

VMLY&R was the stand-out performer for the year, achieving almost a flat performance for the year as a whole and growing in the second half. Our relative performance has consistently improved over recent quarters, both globally and in the US, as we have begun to outperform the average of our global marketing services peers; and our client satisfaction scores continue to improve, with a clear acceleration during the pandemic as clients placed additional value on the work that we do for them.

Our commitment to creativity also continues to be reflected in the industry recognition our campaigns attract. In June, WPP was ranked the most effective marketing communications company in the world in the 2020 Effie Index for the ninth successive year. Campaign US named VMLY&R as Advertising Network of the Year for 2020, and Adweek named MediaCom Global Media Agency of the Year. The Cannes Lions International Festival of Creativity named WPP as holding company of the decade, in global rankings to recognise those companies which have demonstrated the greatest sustained creative excellence, based on winning and shortlisted work over the last 10 years.

We are building a strong culture and attracting new talent. Many of our major agencies have new leadership, from internal promotions and external hires, who are working together as part of a WPP Executive Committee. We have bolstered our creative talent around the world, attracting some of the best people in our industry – most recently announcing the appointment of Rob Reilly as Global Chief Creative Officer. We now have around a third of our people co-located on 20 campuses around the world, bringing our agencies closer together.

We have significantly simplified WPP, allowing us to reduce complexity and cost, and respond more quickly to client needs. We have sold more than 60 businesses and investments, raising over £3.5 billion; merged 100 small, local offices; and closed a further 80 business units. As a result, we have reduced net debt by over £4 billion from £4.9 billion at September 2018 to £0.7 billion at December 2020, leaving us well positioned to invest in future growth.

Accelerating our growth

In December 2020 we set out our plans to accelerate our growth, leveraging the significant progress made in strengthening WPP. Our goal is to deliver sustainable growth in Communications through a focus on digital communications, and to expand further into the high-growth areas of Commerce, Experience and Technology, growing our mix from 25% to 40% by 2025.

Furthermore, leveraging WPP’s existing global strength we will accelerate our investment in high growth potential markets, such as China, India and South America; and in our innovative digital platforms, such as Xaxis, our programmatic business, and Finecast, our market-leading addressable TV platform. We will supplement organic growth with targeted acquisitions, scalable across WPP, which bring in additional talent, capability and technology. Already in 2021 we have acquired growth businesses in digital experience and mobile commerce which exactly align with our strategy.

WPP has a very material opportunity to unlock efficiency savings, creating a better operating platform for our agencies and reinvesting these savings back into growth. We aim to achieve annual gross savings of around £600 million by 2025 by simplifying our operating model, generating efficiencies in procurement and real estate, and through improving the effectiveness of our support functions and shared services.

Of the total cost savings target, we expect to reinvest around two-thirds into talent, technology and incentives to drive growth. These cost savings will be phased over the next five years.

Purpose and sustainability progress and priorities

Our purpose is to use the power of creativity to build better futures for our people, planet, clients and communities. We must do this through the actions we take as a company. We also have the ability to use the power of marketing to communicate the actions that our clients are taking to build a sustainable future and a more inclusive society.

WPP is committed to real progress on diversity, equity and inclusion. In June 2020 we made a number of commitments to advance racial equity. First, we are taking decisive action on each of the 12 points in the “Call for Change” open letter to the industry from more than 1,200 Black advertising professionals, including a fundamental review of our hiring, retention and promotion practices and the annual publication of our racial diversity data.

Second, we will use our voice to fight racism and advance the cause of racial equality in and beyond our industry. We have established a Diversity Review Subcommittee to prevent negative and harmful stereotypes in creative work, and in July 2020 published our Commitment to Inclusiveness, Diversity and Anti-Racism in our Work. In December, in collaboration with UniWorld, we created the Inclusive Marketing Playbook to set the standard for inclusive marketing principles and best practice for our agencies.

Third, we have committed to investing $30 million over three years to fund inclusion programmes within WPP and to support external organisations. Our first investment is focused on broadening access to a more diverse talent pipeline, with formal partnerships with six organisations in the US and UK. In addition, we have put in place an employee donation match programme, through which we will match donations up to $1,000 per person and $1 million in total to relevant non-profit organisations.

We have made significant progress in driving gender equality, with women now representing 51% of our senior managers. At the most senior executive level, this figure is 40%, and our aim is to achieve parity. From 2021, we will be integrating inclusion and diversity metrics into executive remuneration to hold our leaders accountable for progress.

We have seen a material reduction in our environmental impact this year, in part due to the restrictions on movement. Our overall Scope 1 and 2 market-based carbon emissions are down 41%, office energy consumption has decreased by 25%, total waste is down 62% and our Scope 3 carbon emissions from business air travel fell by 81% year-on-year.

In 2020, we sourced 65% of our electricity from renewables (2019: 37%), including purchasing 100% of electricity from renewable sources in the US and, for the first time, Canada, the UK and most European markets.

In the coming weeks we will announce new sustainability targets for WPP, adding to our interim goals of reaching net zero carbon emissions in our campuses and sourcing 100% of our electricity from renewable sources by 2025. We are also completing a Scope 3 carbon inventory in order to set value chain carbon reduction targets. We have started to address the carbon emissions in our value chain, for example as a founding member of AdGreen, a new standard aimed at reducing the emissions associated with advertising production.

Outlook for 2021

As the global economy starts to recover from COVID-19, having simplified our business and reduced debt, WPP is well positioned to support our clients in achieving their growth aspirations.

We reiterate our guidance for 2021:

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Organic growth (defined as like-for-like revenue less pass-through costs growth) of mid-single-digits %, returning to growth in Q2 2021
  ●
Headline operating margin in the range of 13.5-14.0%
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Capex £450-500 million

In addition, our current projections for foreign exchange movements imply around a 5 percentage point drag to reported revenue less pass-through costs from the strength of sterling year-on-year. We also anticipate a net working capital outflow for 2021 of £200-300 million, reflecting some normalisation from the very strong position at the end of 2020.

Medium-term guidance

At our Capital Markets Day in December 2020, we set out our new medium-term financial targets that will allow us to invest in talent, incentives and technology, improve our competitive position and deliver sustainable long-term growth. These are:

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Recovery to 2019 revenue less pass-through costs levels by 2022
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3-4% annual growth in revenue less pass-through costs from 2023, including M&A benefit of 0.5-1.0% annually
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15.5-16.0% headline operating margin in 2023
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Dividend: intention to grow annually with a pay-out ratio around 40% of headline diluted EPS
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Average net debt/EBITDA maintained in the range 1.5-1.75x

Financial results

Unaudited headline income statement:
£ million	2020	2019	+/(-) % reported	+/(-) % ∆ LFL
Continuing operations
Revenue	12,003	13,234	(9.3)	(7.3)
Revenue less pass-through costs	9,762	10,847	(10.0)	(8.2)
Operating profit	1,261	1,561	(19.2)	(17.2)
Operating margin %	12.9%	14.4%	(1.5)pt	(1.4)pt
Income from associates	10	62	(83.8)
PBIT	1,271	1,623	(21.7)
Net finance costs	(230)	(260)	11.8
Profit before tax	1,041	1,363	(23.6)
Tax	(242)	(300)	19.2
Profit after tax	799	1,063	(24.9)
Non-controlling interests	(59)	(79)	25.6
Profit attributable to shareholders	740	984	(24.8)
Diluted EPS	59.9p	78.1p	(23.3)

Reconciliation of operating (loss)/profit to headline operating profit:

£ million	2020	2019
Continuing operations
Operating (loss)/profit	(2,278)	1,296
Amortisation and impairment of acquired intangible assets	89	121
Goodwill impairment	2,823	48
Gains on disposal of investments and subsidiaries	(8)	(40)
Gains on remeasurement of equity interests arising from a change in scope of ownership	(1)	-
Investment and other write-downs	296	8
Litigation settlement	26	(17)
Gain on sale of freehold property in New York	-	(8)
Restructuring and transformation costs	81	153
Restructuring costs in relation to COVID-19	233	-
Headline operating profit	1,261	1,561

Reported billings were £46.9 billion, down 11.6%, and down 9.6% like-for-like.

Reported revenue from continuing operations was down 9.3% at £12.0 billion. Revenue on a constant currency basis was down 8.1% compared with last year. Net changes from acquisitions and disposals had a negative impact of 0.8% on growth, leading to a like-for-like performance, excluding the impact of currency and acquisitions, of -7.3%.

Reported revenue less pass-through costs was down 10.0%, and down 8.8% on a constant currency basis. Excluding the impact of acquisitions and disposals, like-for-like growth was -8.2%. In the fourth quarter, like-for-like revenue less pass-through costs was down 6.5%, reflecting a sequential recovery from Q3 as client spend showed some resilience in response to renewed lockdowns.

Regional review

Revenue analysis

£ million	2020	Reported growth %	LFL growth %	2019
N. America	4,465	(8.0)	(5.8)	4,855
United Kingdom	1,637	(8.9)	(7.9)	1,797
W Cont. Europe	2,442	(7.1)	(8.1)	2,629
AP, LA, AME, CEE7	3,459	(12.5)	(8.1)	3,953
Total Group	12,003	(9.3)	(7.3)	13,234

Revenue less pass-through costs analysis

£ million	2020	Reported growth %	LFL growth %	2019
N. America	3,744	(7.2)	(5.8)	4,034
United Kingdom	1,234	(11.2)	(10.5)	1,390
W Cont. Europe	2,019	(7.2)	(8.1)	2,177
AP, LA, AME, CEE	2,765	(14.8)	(10.3)	3,246
Total Group	9,762	(10.0)	(8.2)	10,847

Headline operating profit analysis

£ million	2020	% margin*	2019	% margin*
N. America	612	16.3	662	16.4
United Kingdom	138	11.2	189	13.6
W Cont. Europe	199	9.8	261	12.0
AP, LA, AME, CEE	312	11.3	449	13.8
Total Group	1,261	12.9	1,561	14.4

* Headline operating profit as a percentage of revenue less pass-through costs

North America like-for-like revenue less pass-through costs was down 5.7% in the final quarter. The USA continued its trend of relative resilience compared to other markets, with VMLY&R and BCW both growing in the fourth quarter. This was offset by GroupM, which saw a slight deterioration compared to the third quarter. Canada finished the year strongly, on the back of new business wins. On a full year basis, like-for-like revenue less pass-through costs in North America was -5.8%.

United Kingdom like-for-like revenue less pass-through costs was down 7.4% in the final quarter, a slight deterioration on the third quarter. AKQA and BCW were the best performers in the fourth quarter, both growing year-on-year. The lockdown in the UK limited the recovery in the larger integrated agencies. On a full year basis, like-for-like revenue less pass-through costs was -10.5%.

Western Continental Europe like-for-like revenue less pass-through costs was down 3.9% in the final quarter, an improvement on the third quarter performance. The recovery was led by Germany, the Netherlands, Denmark and Sweden. France, Spain and Italy continued to experience COVID-related headwinds. On a full year basis, like-for-like revenue less pass-through costs was -8.1%.

In Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe, like-for-like revenue less pass-through costs was down 8.8% in the final quarter, the best quarter-on-quarter improvement of all the regions. The sequential improvement from the third quarter was driven by Asia Pacific and Latin America, with performance in the other regions slightly deteriorating in the fourth quarter. On a full year basis, like-for-like revenue less pass-through costs was -10.3%.

Business sector review

Revenue analysis

£ million	2020	Reported growth %	LFL growth %	2019
Global Int. Agencies	9,303	(8.8)	(6.1)	10,205
Public Relations	893	(6.6)	(5.8)	957
Specialist Agencies	1,807	(12.8)	(13.3)	2,072
Total Group	12,003	(9.3)	(7.3)	13,234

Revenue less pass-through costs analysis

£ million	2020	Reported growth %	LFL growth %	2019
Global Int. Agencies	7,319	(9.7)	(7.9)	8,108
Public Relations	854	(4.9)	(4.0)	898
Specialist Agencies	1,589	(13.7)	(11.5)	1,841
Total Group	9,762	(10.0)	(8.2)	10,847

Headline operating profit analysis

£ million	2020	% margin*	2019	% margin*
Global Int. Agencies	968	13.2	1,219	15.0
Public Relations	141	16.5	141	15.7
Specialist Agencies	152	9.5	201	10.9
Total Group	1,261	12.9	1,561	14.4

* Headline operating profit as a percentage of revenue less pass-through costs

Global Integrated Agencies like-for-like revenue less pass-through costs was down 6.3% in the final quarter, a small improvement on the third quarter performance. VMLY&R was the best performing integrated agency, returning to growth in the fourth quarter and demonstrating its improving business momentum since the merger. GroupM like-for-like revenue less pass-through costs was down 4.1% in the fourth quarter, similar to the third quarter. Of the other agencies, Wunderman Thompson improved slightly quarter-on-quarter, while trends at Ogilvy and Grey marginally deteriorated. From 2021, AKQA and Grey will come together within the AKQA Group, and Geometry will be incorporated within VMLY&R. For the full year, like-for-like revenue less pass-through costs for the segment was -7.9%.

Public Relations like-for-like revenue less pass-through costs was -4.1% in the final quarter. The trend at BCW, our largest agency within Public Relations, continued to improve, but H+K Strategies and Specialist PR were weaker in the fourth quarter as a result of a strong comparative period. In July, we announced the merger of Finsbury, Glover Park and Hering Schuppener to form Finsbury Glover Hering, to create a leading global strategic communications and public affairs business. Since the transaction, the business has achieved strong traction both with clients and in attracting new talent. For the full year, like-for-like revenue less pass-through costs for the segment was -4.0%.

Specialist Agencies like-for-like revenue less pass-through costs was down 8.6% in the final quarter. All of our main agencies improved performance over the third quarter, with AKQA, Superunion and Landor showing the biggest sequential improvements. For the full year, like-for-like revenue less pass-through costs for the segment was -11.5%.

Operating profitability

Reported loss before tax was £2.8 billion, compared to a profit of £1.2 billion in 2019, reflecting principally the £3.1 billion of impairment charges and investment writedowns and £313 million of restructuring and transformation costs (see table on page 10).

Reported loss after tax was £2.9 billion compared to a profit in 2019 of £939 million.

Headline EBITDA (including IFRS 16 depreciation) for 2020 was down 19.1% to £1.5 billion, compared to £1.8 billion the previous year, and down 17.7% in constant currency. Headline operating profit was down 19.2% to £1.3 billion, and down 17.2% like-for-like. The sharp decline in profitability year-on-year reflects the sudden and significant impact of COVID-19 on revenue less pass-through costs.

Headline operating margin was down 150 basis points to 12.9%, and down 140 basis points like-for-like. Operating costs were down 8.8%, with a year-on-year saving of £810 million excluding severance. The main areas of cost reduction were in travel and discretionary expenditure (down 59.5%), property costs (down 5.1%) and staff costs (down 7.9%). Over the course of the year, we offset 74.7% of the decline in revenue less pass-through costs with cost saving actions. In the second half, this figure was 92.4%.

The Group’s headline operating margin is after charging £68 million of severance costs, compared with £43 million in 2019 and £185 million of incentive payments, compared to £294 million in 2019.

On a like-for-like basis, the average number of people in the Group in 2020 was 102,822 compared to 106,185 in 2019. On the same basis, the total number of people at 31 December 2020 was 99,830 compared to 106,478 at 31 December 2019.

Impairments

Impairments of £3.1 billion (including £2.8 billion of goodwill impairments and £0.3 billion of investment and other write-downs) were recognised in 2020. The goodwill impairments relate to historical acquisitions whose carrying values have been reassessed in light of the impact of COVID-19. The impairments are driven by a combination of higher discount rates used to value future cash flows, a lower profit base in 2020 and lower industry growth rates. The majority of the impairments relate to businesses acquired as part of the Y&R acquisition in 2000. A full analysis of the impairments is provided in Appendix 1.

Exceptional items

In addition to the impairments outlined above, the Group incurred a net exceptional loss of £477 million in 2020. This comprises the Group’s share of associate company exceptional losses (£146 million), restructuring and transformation costs (£313 million) and other net exceptional losses (£18 million). Restructuring and transformation costs mainly comprise severance and property-related costs arising from the continuing structural review of parts of the Group’s operations and our response to the COVID-19 situation. This compares with a net exceptional loss in 2019 of £136 million.

Interest and taxes

Net finance costs (excluding the revaluation of financial instruments) were £229 million, a decrease of £31 million year-on-year, primarily as a result of lower average net debt.

The headline tax rate (excluding associate income) was 23.5% (2019: 23.0%). The reported tax charge was £129 million (2019: £275 million). Given the Group’s geographic mix of profits and the changing international tax environment, the tax rate is expected to increase slightly over the next few years.

Earnings and dividend

Headline profit before tax was down 23.6% to £1.0 billion, and down 24.6% like-for-like.

Losses attributable to share owners were £3.0 billion, again reflecting principally the £3.1 billion of impairments and £451 million of other net exceptional losses.

Headline diluted earnings per share from continuing operations fell by 23.3% to 59.9p and was down 3.8% like-for-like. Reported diluted loss per share, on the same basis, was 243.2p, compared to earnings per share of 68.2p in the prior period.

The Board is proposing a final dividend for 2020 of 14.0p per share, which together with the interim dividend paid in November 2020 gives a full-year dividend of 24.0p per share. The record date for the final dividend is 11 June 2021, and the dividend will be payable on 9 July 2021.

Further details of WPP’s financial performance are provided in Appendix 1.

Cash flow highlights

Twelve months ended (£ million)	31 December 2020	31 December 2019
Operating (loss)/profit of continuing and discontinued operations	(2,267)	1,580
Depreciation and amortisation	631	686
Impairments and investment write-downs	3,316	56
Lease payments (inc interest)	(399)	(355)
Non-cash compensation	74	71
Net interest paid	(100)	(190)
Tax paid	(372)	(536)
Capex	(273)	(394)
Earnout payments	(115)	(130)
Other	(50)	(94)
Trade working capital	780	563
Other receivables, payables and provisions	58	(213)
Free cash flow	1,283	1,044
Disposal proceeds	284	2,315
Net initial acquisition payments	(144)	(94)
Dividends	(122)	(750)
Share repurchases and buybacks	(290)	(44)
Net cash flow	1,011	2,471

In 2020, net cash inflow was £1.0 billion, compared to £2.5 billion in 2019. The main drivers of the cash flow performance year-on-year were the lower operating profit as a result of the impact of the pandemic, lower net disposal proceeds, and the share buybacks, offset by the very strong working capital performance and a reduction in the dividend. A summary of the Group’s unaudited cash flow statement and notes for the twelve months to 31 December 2020 is provided in Appendix 1.

Balance sheet highlights

As at 31 December 2020 we had cash and cash equivalents of £4.3 billion and total liquidity, including undrawn credit facilities, of £6.4 billion. Average net debt in 2020 was £2.3 billion, compared to £4.4 billion in the prior period, at 2020 exchange rates. On 31 December 2020 net debt was £0.7 billion, against £1.5 billion on 31 December 2019, a reduction of £1.0 billion at 2020 exchange rates. The reduced net debt figure year-on-year mainly reflects the benefit of the improved working capital performance and the reduced outflow from dividend payments.

In May 2020, we issued bonds of €750 million and £250 million. Our bond portfolio at 31 December 2020 had an average maturity of 7.4 years, with no maturities until 2022.

The average net debt to EBITDA ratio in the 12 months to 31 December 2020 is 1.57x, which excludes the impact of IFRS 16. This is within our target range of 1.5 – 1.75x average net debt to EBITDA.

A summary of the Group’s unaudited balance sheet and notes as at 31 December 2020 is provided in Appendix 1.

Adjustment of 30 June 2020 goodwill impairment

The goodwill impairment charge recognised for the year ended 31 December 2020 includes £2.8 billion related to the six-month period ended 30 June 2020. This figure is £0.3 billion higher than the £2.5 billion previously reported in our 30 June 2020 interim financial statements as a result of an adjustment to appropriately reflect the working capital cash flow assumptions in the impairment model. This has been fully reflected in the consolidated financial statements for the year ended 31 December 2020, and the amount will be reflected in our future filings, including in the comparatives included in the 30 June 2021 financial statements. A full analysis is provided in Appendix 1 (Note 14 “Goodwill and Acquisitions”) and Appendix 3.

Appendix 1: Preliminary results for the year ended 31 December 2020

Unaudited preliminary consolidated income statement for the year ended 31 December 2020
£ million	Notes	2020	20191	+/(-)%
Continuing operations
Revenue	7	12,002.8	13,234.1	(9.3)
Costs of services	4	(9,987.9)	(10,825.1)	7.7
Gross profit		2,014.9	2,409.0	(16.4)
General and administrative costs	4	(4,293.0)	(1,113.1)	(285.7)
Operating (loss)/profit		(2,278.1)	1,295.9	(275.8)
Share of results of associates	5	(136.0)	14.7	-
(Loss)/profit before interest and taxation		(2,414.1)	1,310.6	(284.2)
Finance and investment income	6	82.7	99.0	(16.5)
Finance costs	6	(312.0)	(359.1)	13.1
Revaluation and retranslation of financial instruments	6	(147.2)	163.8	-
(Loss)/profit before taxation		(2,790.6)	1,214.3	(329.8)
Taxation	8	(129.3)	(275.0)	53.0
(Loss)/profit for the year from continuing operations		(2,919.9)	939.3	(410.9)

Discontinued operations
Profit for the year from discontinued operations	13	16.4	10.8	51.9

(Loss)/profit for the year		(2,903.5)	950.1	(405.6)

Attributable to:
Equity holders of the parent
Continuing operations		(2,973.8)	860.1	(445.8)
Discontinued operations		6.5	(3.8)	271.1
		(2,967.3)	856.3	(446.5)
Non-controlling interests
Continuing operations		53.9	79.2	31.9
Discontinued operations		9.9	14.6	32.2
		63.8	93.8	32.0

		(2,903.5)	950.1	(405.6)
Earnings per share from continuing and discontinued operations
Basic earnings per ordinary share	10	(242.7p)	68.5p	(454.3)
Diluted earnings per ordinary share	10	(242.7p)	67.9p	(457.4)

Earnings per share from continuing operations
Basic earnings per ordinary share	10	(243.2p)	68.8p	(453.5)
Diluted earnings per ordinary share	10	(243.2p)	68.2p	(456.6)

1 Figures have been restated as described in note 2.

Unaudited preliminary consolidated statement of comprehensive income for the year ended 31 December 2020

£ million	2020	20191
(Loss)/profit for the year	(2,903.5)	950.1
Items that may be reclassified subsequently to profit or loss:
Exchange adjustments on foreign currency net investments	23.6	(625.1)
Exchange adjustments recycled to the income statement on disposal of discontinued operations	(20.6)	(284.0)
	3.0	(909.1)
Items that will not be reclassified subsequently to profit or loss:
Actuarial gain/(loss) on defined benefit pension plans	2.0	(36.6)
Deferred tax on defined benefit pension plans	7.4	6.4
Movements on equity investments held at fair value through other comprehensive income	(127.7)	(141.4)
	(118.3)	(171.6)
Other comprehensive loss relating to the year	(115.3)	(1,080.7)
Total comprehensive loss relating to the year	(3,018.8)	(130.6)

Attributable to:
Equity holders of the parent
Continuing operations	(3,066.1)	180.0
Discontinued operations	(12.6)	(386.4)
	(3,078.7)	(206.4)
Non-controlling interests
Continuing operations	50.5	61.9
Discontinued operations	9.4	13.9
	59.9	75.8
	(3,018.8)	(130.6)

1 Figures have been restated as described in note 2.

Unaudited preliminary consolidated cash flow statement for the year ended
31 December 2020

£ million	Notes	2020	2019
Net cash inflow from operating activities	11	2,054.8	1,850.5
Investing activities
Acquisitions	11	(178.4)	(161.3)
Disposals of investments and subsidiaries	11	272.3	2,141.0
Purchase of property, plant and equipment		(218.3)	(339.3)
Purchase of other intangible assets (including capitalised computer software)		(54.4)	(54.8)
Proceeds on disposal of property, plant and equipment		11.2	174.0
Net cash (outflow)/inflow from investing activities		(167.6)	1,759.6
Financing activities
Repayment of lease liabilities		(300.1)	(249.8)
Share option proceeds		-	0.6
Cash consideration for non-controlling interests	11	(80.6)	(62.7)
Share repurchases and buy-backs	11	(290.2)	(43.8)
Net increase/(decrease) in borrowings	11	632.8	(1,713.2)
Financing and share issue costs		(7.1)	(6.4)
Equity dividends paid		(122.0)	(750.5)
Dividends paid to non-controlling interests in subsidiary undertakings		(83.3)	(96.2)
Net cash outflow from financing activities		(250.5)	(2,922.0)
Net increase in cash and cash equivalents		1,636.7	688.1
Translation of cash and cash equivalents		(99.2)	(89.7)
Cash and cash equivalents at beginning of year		2,799.6	2,201.2
Cash and cash equivalents including cash held in disposal group at end of year		4,337.1	2,799.6
Cash and cash equivalents held in disposal group presented as held for sale		-	(66.3)
Cash and cash equivalents at end of year	11	4,337.1	2,733.3

Reconciliation of net cash flow to movement in net debt:
Net increase in cash and cash equivalents		1,636.7	688.1
Cash (inflow)/outflow from (increase)/decrease in debt financing		(625.7)	1,719.6
Other movements		(6.1)	(32.5)
Translation differences		(227.2)	168.2
Movement of net debt in the year		777.7	2,543.4
Net debt at beginning of year		(1,473.3)	(4,016.7)
Net debt including net cash in disposal group at end of year		(695.6)	(1,473.3)
Net cash in disposal group		-	(66.3)
Net debt at end of year	12	(695.6)	(1,539.6)

Unaudited preliminary consolidated balance sheet as at 31 December 2020

£ million	Notes	2020	20191	20181
Non-current assets
Intangible assets:
Goodwill	14	7,388.8	10,110.6	13,132.6
Other	15	1,389.3	1,468.8	1,842.0
Property, plant and equipment		790.9	876.0	1,083.0
Right-of-use assets		1,504.5	1,734.5	-
Interests in associates and joint ventures		330.7	813.0	796.8
Other investments		387.3	498.3	666.7
Deferred tax assets		212.9	187.9	153.0
Corporate income tax recoverable		24.8	-	-
Trade and other receivables	16	156.2	137.6	180.0
		12,185.4	15,826.7	17,854.1
Current assets
Corporate income tax recoverable		133.1	165.4	198.7
Trade and other receivables	16	10,972.3	11,822.3	13,101.5
Cash and short-term deposits		12,899.1	11,305.7	11,065.8
		24,004.5	23,293.4	24,366.0
Assets classified as held for sale		-	485.3	-
		24,004.5	23,778.7	24,366.0

Current liabilities
Trade and other payables	17	(13,859.7)	(14,188.1)	(15,021.9)
Corporate income tax payable		(330.9)	(499.9)	(545.9)
Short-term lease liabilities		(323.8)	(302.2)	-
Bank overdrafts, bonds and bank loans		(8,619.2)	(8,798.0)	(9,447.7)
		(23,133.6)	(23,788.2)	(25,015.5)
Liabilities associated with assets classified as held for sale		-	(170.4)	-
		(23,133.6)	(23,958.6)	(25,015.5)
Net current assets/(liabilities)		870.9	(179.9)	(649.5)
Total assets less current liabilities		13,056.3	15,646.8	17,204.6

Non-current liabilities
Bonds and bank loans		(4,975.5)	(4,047.3)	(5,634.8)
Trade and other payables	18	(313.5)	(449.6)	(810.0)
Corporate income tax payable		(1.3)	-	-
Deferred tax liabilities		(304.1)	(379.8)	(479.5)
Provisions for post-employment benefits		(156.7)	(159.0)	(184.3)
Provisions for liabilities and charges		(306.3)	(247.8)	(311.7)
Long-term lease liabilities		(1,832.5)	(1,947.5)	-
		(7,889.9)	(7,231.0)	(7,420.3)

Net assets		5,166.4	8,415.8	9,784.3

Equity
Called-up share capital	19	129.6	132.8	133.3
Share premium account		570.3	570.3	569.7
Other reserves		196.0	(169.9)	962.4
Own shares		(1,118.3)	(1,178.7)	(1,255.7)
Retained earnings		5,070.7	8,689.9	8,950.2
Equity shareholders’ funds		4,848.3	8,044.4	9,359.9
Non-controlling interests		318.1	371.4	424.4
Total equity		5,166.4	8,415.8	9,784.3

1 Figures have been restated as described in note 2.

Unaudited preliminary consolidated statement of changes in equity for the year ended 31 December 2020

£ million	Called-up share capital	Share premium account	Other reserves1	Own shares	Retained earnings1	Total equity share holders’ funds1	Non- controlling interests	Total1
Restated balance at 1 January 2019	133.3	569.7	962.4	(1,255.7)	8,950.2	9,359.9	424.4	9,784.3
Accounting policy change (IFRS 16)	-	-	-	-	(128.9)	(128.9)	-	(128.9)
Deferred tax on accounting policy change (IFRS 16)	-	-	-	-	27.8	27.8	-	27.8
Revised balance at 1 January 2019	133.3	569.7	962.4	(1,255.7)	8,849.1	9,258.8	424.4	9,683.2
Ordinary shares issued	-	0.6	-	-	-	0.6	-	0.6
Share cancellations	(0.5)	-	0.5	-	(47.7)	(47.7)	-	(47.7)
Treasury share allocations	-	-	-	1.0	(1.0)	-	-	-
Profit for the year	-	-	-	-	856.3	856.3	93.8	950.1
Exchange adjustments on foreign currency net investments	-	-	(607.1)	-	-	(607.1)	(18.0)	(625.1)
Exchange adjustments recycled to the income statement on disposal of discontinued operations	-	-	(284.0)	-	-	(284.0)	-	(284.0)
Movements on equity investments held at fair value through other comprehensive income	-	-	-	-	(141.4)	(141.4)	-	(141.4)
Actuarial loss on defined benefit pension plans	-	-	-	-	(36.6)	(36.6)	-	(36.6)
Deferred tax on defined benefit pension plans	-	-	-	-	6.4	6.4	-	6.4
Other comprehensive loss	-	-	(891.1)	-	(171.6)	(1,062.7)	(18.0)	(1,080.7)
Total comprehensive (loss)/income	-	-	(891.1)	-	684.7	(206.4)	75.8	(130.6)
Dividends paid	-	-	-	-	(750.5)	(750.5)	(96.2)	(846.7)
Non-cash share-based incentive plans (including share options)	-	-	-	-	71.4	71.4	-	71.4
Tax adjustment on share-based payments	-	-	-	-	3.1	3.1	-	3.1
Net movement in own shares held by ESOP Trusts	-	-	-	76.0	(76.0)	-	-	-
Recognition/remeasurement of financial instruments	-	-	10.6	-	13.1	23.7	-	23.7
Share purchases – close period commitments2	-	-	(252.3)	-	-	(252.3)	-	(252.3)
Acquisition of subsidiaries3	-	-	-	-	(56.3)	(56.3)	(32.6)	(88.9)
Restated balance at 31 December 2019	132.8	570.3	(169.9)	(1,178.7)	8,689.9	8,044.4	371.4	8,415.8
Share cancellations	(3.2)	-	3.2	-	(281.2)	(281.2)	-	(281.2)
Treasury share allocations	-	-	-	0.6	(0.6)	-	-	-
(Loss)/profit for the year	-	-	-	-	(2,967.3)	(2,967.3)	63.8	(2,903.5)
Exchange adjustments on foreign currency net investments	-	-	27.5	-	-	27.5	(3.9)	23.6
Exchange adjustments recycled to the income statement on disposal of discontinued operations	-	-	(20.6)	-	-	(20.6)	-	(20.6)
Movements on equity investments held at fair value through other comprehensive income	-	-	-	-	(127.7)	(127.7)	-	(127.7)
Actuarial gain on defined benefit pension plans	-	-	-	-	2.0	2.0	-	2.0
Deferred tax on defined benefit pension plans	-	-	-	-	7.4	7.4	-	7.4
Other comprehensive income/(loss)	-	-	6.9	-	(118.3)	(111.4)	(3.9)	(115.3)
Total comprehensive income/(loss)	-	-	6.9	-	(3,085.6)	(3,078.7)	59.9	(3,018.8)
Dividends paid	-	-	-	-	(122.0)	(122.0)	(83.3)	(205.3)
Non-cash share-based incentive plans (including share options)	-	-	-	-	74.4	74.4	-	74.4
Net movement in own shares held by ESOP Trusts	-	-	-	59.8	(64.9)	(5.1)	-	(5.1)
Recognition/remeasurement of financial instruments	-	-	103.5	-	(26.6)	76.9	-	76.9
Share purchases – close period commitments2	-	-	252.3	-	-	252.3	-	252.3
Acquisition of subsidiaries3	-	-	-	-	(112.7)	(112.7)	(29.9)	(142.6)
Balance at 31 December 2020	129.6	570.3	196.0	(1,118.3)	5,070.7	4,848.3	318.1	5,166.4

1 Figures have been restated as described in note 2.
2 During 2019, the Company entered into an arrangement with a third party to conduct share buybacks on its behalf in the close period commencing on 2 January 2020 and ending on 27 February 2020, in accordance with UK listing rules. The commitment resulting from this agreement constituted a liability at 31 December 2019 and was recognised as a movement in other reserves in the year ended 31 December 2019. As the close period ended on 27 February 2020 the movement in other reserves has been reversed in the year ended 31 December 2020.
3 Acquisition of subsidiaries represents movements in retained earnings and non-controlling interests arising from changes in ownership of existing subsidiaries and recognition of non-controlling interests on new acquisitions.

Notes to the unaudited preliminary consolidated financial statements

1.
Basis of accounting

The unaudited preliminary consolidated financial statements are prepared under the historical cost convention, except for the revaluation of certain financial instruments and held for sale assets as disclosed in our accounting policies.

2.
Accounting policies

The unaudited preliminary consolidated financial statements comply with the recognition and measurement criteria of International Financial Reporting Standards (IFRS) as adopted by the European Union and issued by the International Accounting Standards Board (IASB) and with the accounting policies of the Group which were set out on pages 140 to 146 of the 2019 Annual Report and Accounts. With the exception of the impact of Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7), which is discussed below, no changes have been made to the Group’s accounting policies in the year ended 31 December 2020.

Whilst the financial information included in this preliminary announcement has been computed in accordance with IFRS, this announcement does not itself contain sufficient information to comply with all IFRS disclosure requirements. The Company’s 2020 Annual Report and Accounts will be prepared in compliance with IFRS. The unaudited preliminary announcement does not constitute a dissemination of the annual financial report and does not therefore need to meet the dissemination requirements for annual financial reports. A separate dissemination announcement in accordance with Disclosure and Transparency Rules (DTR) 6.3 will be made when the annual report and audited financial statements are available on the Company’s website.

Impact of Interest Rate Benchmark Reform

The amendments issued by the IASB, Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7), are mandatory and are effective from 1 January 2020. They provide relief on specific aspects of pre-replacement issues that impact hedge accounting, whereby entities applying hedge accounting requirements will be able to assume that the interest rate benchmark on which the hedged cash flows and cash flows of the hedging instrument are based are not altered as a result of Interest Rate Benchmark Reform. The Group does not consider that these amendments have a significant impact on the financial statements as they provide relief for the possible effects of the uncertainty arising from interest rate benchmark reform.

Restatement

After the consolidated financial statements for the year ended 31 December 2019 were issued it was determined that they did not comply with certain elements of the application of IAS 32 Financial Instruments: Presentation and IAS 39 Financial Instruments: Recognition and Measurement, resulting in the incorrect presentation of the Company’s notional cash pooling arrangements on the balance sheet, the inappropriate deferral of foreign exchange movements in the Company’s translation reserve due to the inappropriate application of hedge accounting in respect of non-derivative financial instruments and the inappropriate discount rate being applied in the calculation of the fair value of liabilities in respect of put option agreements and payments due to vendors (earnout agreements).

The presentation of cash and overdrafts within notional cash pooling arrangements did not meet the requirements for offsetting in accordance with IAS 32 Financial Instruments: Presentation. This resulted in the incorrect presentation of the notional cash pooling arrangements on the balance sheet. Therefore, there has been a restatement of the year ended 31 December 2019. The impact of this change is to increase cash and short-term deposits and bank overdrafts, bonds and bank loans by £8,336.7 million for the year ended 31 December 2019 (2018: £8,422.6 million), while having no impact on the Company’s debt less cash position. This adjustment does not impact the consolidated income statement or consolidated cash flow statement.

Net investment hedging was inappropriately applied against certain foreign exchange exposures and net investment in foreign operations, where the relationship was either an ineligible hedging relationship under IFRS or insufficiently documented, such that the criteria to apply hedge accounting under IAS 39 Financial Instruments: Recognition and Measurement were not met. Therefore, there has been a restatement of the year ended 31 December 2019, resulting in the reclassification of gains/losses recognised in exchange adjustments on foreign currency net investments within the consolidated statement of comprehensive income to be reported in the consolidated income statement as revaluation and retranslation of financial instruments (note 6). The impact of this change is a £245.7 million gain for the year ended 31 December 2019 (2018: £205.1 million loss) being recognised in revaluation and retranslation of financial instruments. This change also reduces the opening retained earnings balance as at 1 January 2019 by £517.4 million with a corresponding increase in the foreign currency translation reserve.

Notes to the unaudited preliminary consolidated financial statements (continued)

2.
Accounting policies (continued)

The fair value of liabilities in respect of put option agreements and payments due to vendors (earnout agreements) are recorded at the present value of the expected cash outflows of the obligation. The discount rate historically used in this calculation represented the Company’s cost of debt. To fully reflect the risk in the cash flows, the Company has changed the discount rate used in this calculation, and restated the year ending 31 December 2019 to reflect the change, which resulted in the following adjustments:

●
Liabilities in respect of put options (note 21) have decreased by £22.3 million at 31 December 2019 (2018: £34.0 million) and a charge of £10.8 million in 2019 (2018: £8.5 million) recognised in the consolidated income statement within the revaluation and retranslation of financial instruments (note 6). Other reserves on the consolidated balance sheet increased by £59.6 million at 31 December 2019 (2018: £51.5 million).
●
Payments due to vendors (earnout agreements) (note 18) have decreased by £10.1 million at 31 December 2019 (2018: £13.9 million) and a charge of £2.7 million in 2019 (2018: £32.1 million) recognised in the consolidated income statement within the revaluation and retranslation of financial instruments (note 6). Goodwill on the consolidated balance sheet decreased by £60.1 million at 31 December 2019 (2018: £70.2 million).
●
These changes also decreased the opening retained earnings balance as at 1 January 2019 by £73.8 million.

The restatements described in this note resulted in an increase in the basic and diluted earnings per share from continuing and discontinued operations of 18.6p and 18.4p, respectively, for the year ended 31 December 2019.

Impact of COVID-19 on critical judgements and estimation uncertainty

The critical judgements and estimation uncertainty in applying accounting policies set out on page 145 and 146 of the 2019 Annual Report and Accounts remain applicable. However, the level of judgement and estimation uncertainty has increased since 31 December 2019 due to the impact of the COVID-19 pandemic. COVID-19 has had the most significant impact on the following areas of estimation uncertainty:

Impairment of goodwill:

Given the COVID-19 pandemic, impairment indicators such as a decline in revenue less pass-through costs forecasts, and downturns in the global economy and the advertising industry were identified in 2020. As such, the Group performed impairment tests over goodwill and intangible assets with indefinite useful lives. In performing the impairment tests, estimates are required in regard to the discount rates, long-term growth rates and the level of cash flows during the five-year projection period, which involves judgement on the duration and shape of the recovery from COVID-19. Further details of the goodwill impairment charge are outlined in note 14.

Expected credit losses:

Under IFRS 9, the expected credit losses are measured as the difference between the asset’s gross carrying amount and the present value of discounted estimated future cash flows. As a result of the impact of the COVID-19 pandemic on the Group’s clients, estimates of future cash flows from clients involve significant judgement. The Group performed a detailed review of trade receivables, work in progress and accrued income at 31 December 2020, focussing on significant individual clients along with the industry and country in which the clients operate where there is increased risk due to the pandemic. The Group’s approach to expected credit losses is outlined in note 16.

Payments due to vendors (earnout agreements) and liabilities in respect of put options:

When measuring the liabilities for earnouts and put options, estimates are required regarding discount rates and growth rates in determining future financial performance, which involves judgement on the duration and shape of the recovery from COVID-19 in this period. Further details on liabilities for earnouts and put options are set out in note 21.

Notes to the unaudited preliminary consolidated financial statements (continued)

2.
Accounting policies (continued)

Government Support

In reaction to the COVID-19 pandemic, certain governments have introduced measures to assist companies. A reduction to operating costs is recorded in relation to government subsidies/schemes where these amounts will never have to be repaid. Further details of such amounts are included in note 4. In other cases, this involves the deferral of certain tax payments in order to stimulate the economy. The deferral of payments does not impact the income statement and these are charged as normal in the period they are incurred.

Statutory information

The financial information included in this preliminary announcement does not constitute statutory accounts. The statutory accounts for the year ended 31 December 2019 have been delivered to the Jersey Registrar and received an unqualified auditors’ report. The statutory accounts for the year ended 31 December 2020 will be finalised on the basis of the financial information presented by the directors in this unaudited preliminary announcement and will be delivered to the Jersey Registrar following the Company’s General Meeting. The audit report for the year ended 31 December 2020 has yet to be signed. The announcement of the preliminary results was approved on behalf of the board of directors on 11 March 2021.

3.
Currency conversion

The presentation currency of the Group is pound sterling and the unaudited preliminary consolidated financial statements have been prepared on this basis.

The 2020 unaudited preliminary consolidated income statement is prepared using, among other currencies, average exchange rates of US$1.2836 to the pound (2019: US$1.2765) and €1.1248 to the pound (2019: €1.1403). The unaudited preliminary consolidated balance sheet as at 31 December 2020 has been prepared using the exchange rates on that day of US$1.3670 to the pound (2019: US$1.3263) and €1.1166 to the pound (2019: €1.1813).

Notes to the unaudited preliminary consolidated financial statements (continued)

4.
Costs of services and general and administrative costs

£ million	2020	2019
Continuing operations
Costs of services	9,987.9	10,825.1
General and administrative costs	4,293.0	1,113.1
	14,280.9	11,938.2

Costs of services and general and administrative costs include:

£ million	2020	2019
Continuing operations
Staff costs	6,556.5	7,090.6
Establishment costs	638.5	672.9
Media pass-through costs	1,555.2	1,656.2
Other costs of services and general and administrative costs1	5,530.7	2,518.5
	14,280.9	11,938.2

Staff costs include:

£ million	2020	2019
Continuing operations
Wages and salaries	4,781.0	4,946.2
Cash-based incentive plans	110.7	227.6
Share-based incentive plans	74.4	66.0
Social security costs	570.9	591.7
Pension costs	171.7	169.7
Severance	68.2	42.6
Other staff costs	779.6	1,046.8
	6,556.5	7,090.6

Other costs of services and general and administrative costs include:

£ million	2020	2019
Continuing operations
Amortisation and impairment of acquired intangible assets	89.1	121.5
Goodwill impairment	2,822.9	47.7
Gains on disposal of investments and subsidiaries	(7.8)	(40.4)
Gains on remeasurement of equity interests arising from a change in scope of ownership	(0.6)	(0.4)
Investment and other write-downs	296.2	7.5
Restructuring and transformation costs	80.7	153.5
Restructuring costs in relation to COVID-19	232.5	-
Litigation settlement	25.6	(16.8)
Gain on sale of freehold property in New York	-	(7.9)
Depreciation of property, plant and equipment	174.8	185.5
Depreciation of right-of-use assets	331.9	301.6
Amortisation of other intangible assets	35.2	21.2
Short-term lease expense	36.7	83.8
Low-value lease expense	2.3	2.9

1 Other costs of services and general and administrative costs include £685.6 million (2019: £731.4 million) of other pass-through costs.

Notes to the unaudited preliminary consolidated financial statements (continued)

4.
Costs of services and general and administrative costs (continued)

Amortisation and impairment of acquired intangibles in 2020 includes an impairment charge in the year of £21.6 million (2019: £26.5 million) in regard to certain brand names and customer relationships for entities which have closed.

Further details of the goodwill impairment charge of £2,822.9 million are provided in note 14. The goodwill impairment charge of £47.7 million in 2019 relates to a number of under-performing businesses in the Group where the impact of past, local economic conditions and trading circumstances on these businesses is sufficiently severe to indicate impairment to the carrying value of goodwill.

Investment and other write-downs of £296.2 million primarily relate to the impairment of certain investments in associates, including £255.6 million in relation to Imagina in Spain.

Restructuring costs in relation to COVID-19 of £232.5 million primarily relate to severance and property costs which the Group undertook in response to the COVID-19 pandemic.

Restructuring and transformation costs of £80.7 million (2019: £153.5 million) are in relation to the continuing restructuring plan, first outlined on the Investor Day in December 2018. As part of that plan, restructuring actions have been taken to right-size under-performing businesses, address high-cost severance markets and simplify operational structures. Further restructuring and transformation costs will be incurred in 2021.

In 2020, a provision of £25.6 million was made for potential legal settlements. In 2019, the Group received £16.8 million in settlement of a class action lawsuit against Comscore Inc. for providing materially false and misleading information regarding their company and its financial performance.

In 2020, the Group received £77.1 million of aid from governments around the world in relation to the COVID-19 pandemic, predominantly in Western Continental Europe and Asia Pacific, which is included as a credit in other staff costs.

Operating profit includes impairments of £196.7 million arising from the Group’s re-assessment of its property requirements as a result of effective remote working practises during the COVID-19 pandemic and continued focus on campuses. As management continues to assess the impact of COVID-19 on long-term working practices and the Group’s real estate portfolio, further impairments may occur in the future.

Operating profit includes credits totalling £46.3 million (2019: £26.9 million) relating to the release of excess provisions and other balances established in respect of acquisitions completed prior to 2019.

In March 2019, the Group entered into a sale and leaseback agreement for its office space at 3 Columbus Circle in New York. The Group sold the freehold for proceeds of £159.0 million and simultaneously entered into a 15-year lease. The net gain recognised from the sale and leaseback was £7.9 million.

Gains on disposal of investments and subsidiaries of £40.4 million in 2019 include a gain of £28.6 million on the disposal of the Group’s interest in Chime.

Notes to the unaudited preliminary consolidated financial statements (continued)

5.
Share of results of associates

Share of results of associates include:

£ million	2020	2019
Continuing operations
Share of profit before interest and taxation	142.5	99.2
Share of exceptional losses	(146.1)	(47.8)
Share of interest and non-controlling interests	(91.4)	(19.4)
Share of taxation	(41.0)	(17.3)
	(136.0)	14.7

Share of exceptional losses of £146.1 million (2019: £47.8 million) primarily comprise £54.3 million (2019: £5.3 million) of amortisation and impairment of acquired intangible assets as well as restructuring and one-off transaction costs of £89.3 million (2019: £20.3 million) within Kantar.

6.
Finance and investment income, finance costs and revaluation and retranslation of financial instruments

Finance and investment income includes:

£ million	2020	2019
Continuing operations
Income from equity investments	8.7	18.3
Interest income	74.0	80.7
	82.7	99.0

Finance costs include:

£ million	2020	2019
Continuing operations
Net interest expense on pension plans	2.9	3.5
Interest on other long-term employee benefits	3.1	3.9
Interest payable and similar charges	205.0	252.0
Interest expense related to lease liabilities	101.0	99.7
	312.0	359.1

Revaluation and retranslation of financial instruments include:

£ million	2020	20191
Continuing operations
Movements in fair value of treasury instruments	15.4	0.4
Premium on the early repayment of bonds	-	(63.4)
Revaluation of investments held at fair value through profit or loss	8.0	9.1
Revaluation of put options over non-controlling interests	12.3	(24.3)
Revaluation of payments due to vendors (earnout agreements)	13.4	(3.7)
Retranslation of financial instruments	(196.3)	245.7
	(147.2)	163.8

1 Figures have been restated to be in accordance with IAS 39 Financial Instruments: Recognition and Measurement, as described in note 2.

Notes to the unaudited preliminary consolidated financial statements (continued)

7.
Segmental analysis

Reported contributions by operating sector were as follows:

£ million	2020	2019
Continuing operations
Revenue
Global Integrated Agencies	9,302.5	10,205.2
Public Relations	892.9	956.5
Specialist Agencies	1,807.4	2,072.4
	12,002.8	13,234.1
Revenue less pass-through costs1
Global Integrated Agencies	7,318.5	8,108.1
Public Relations	854.4	898.0
Specialist Agencies	1,589.1	1,840.4
	9,762.0	10,846.5
Headline operating profit2
Global Integrated Agencies	967.8	1,219.5
Public Relations	141.3	140.6
Specialist Agencies	151.4	200.5
	1,260.5	1,560.6

Reported contributions by geographical area were as follows:

£ million	2020	2019
Continuing operations
Revenue
North America3	4,464.9	4,854.7
United Kingdom	1,637.0	1,797.1
Western Continental Europe	2,441.6	2,628.8
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	3,459.3	3,953.5
	12,002.8	13,234.1
Revenue less pass-through costs1
North America3	3,743.4	4,034.3
United Kingdom	1,233.8	1,390.1
Western Continental Europe	2,019.4	2,176.4
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	2,765.4	3,245.7
	9,762.0	10,846.5
Headline operating profit2
North America3	611.9	662.0
United Kingdom	137.7	188.5
Western Continental Europe	198.7	261.5
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	312.2	448.6
	1,260.5	1,560.6

1 Revenue less pass-through costs is defined in Appendix 2.
2 Headline operating profit is defined in Appendix 2.
3 North America includes the US with revenue of £4,216.1 million (2019: £4,576.5 million), revenue less pass-through costs of £3,524.8 million (2019: £3,806.3 million) and headline operating profit of £563.7 million (2019: £620.6 million).

Notes to the unaudited preliminary consolidated financial statements (continued)

8.
Taxation

The tax rate on reported loss/profit before tax was -4.6% (2019: 22.6%).

The tax charge comprises:

£ million	2020	2019
Continuing operations
Corporation tax
Current year	310.0	423.0
Prior years	(83.2)	(63.4)
	226.8	359.6
Deferred tax
Current year	(80.2)	(78.3)
Prior years	(17.3)	(6.3)
	(97.5)	(84.6)
Tax charge	129.3	275.0

The tax charge may be affected by the impact of acquisitions, disposals and other corporate restructurings, the resolution of open tax issues, and the ability to use brought forward tax losses. Changes in local or international tax rules, for example, as a consequence of the financial support programmes implemented by governments during the COVID-19 pandemic, changes arising from the application of existing rules or challenges by tax or competition authorities, may expose the Group to additional tax liabilities or impact the carrying value of deferred tax assets, which could affect the future tax charge.

Liabilities relating to open and judgemental matters are based upon an assessment of whether the tax authorities will accept the position taken, after taking into account external advice where appropriate. Where the final tax outcome of these matters is different from the amounts which were initially recorded then such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made. The Group does not currently consider that judgements made in assessing tax liabilities have a significant risk of resulting in any material additional charges or credits in respect of these matters, within the next financial year, beyond the amounts already provided.

In the UK Budget on 3 March 2021, the Chancellor of the Exchequer announced an increase in the UK corporation tax rate from 19% to 25%, which is due to be effective from 1 April 2023. This change was not substantively enacted at the balance sheet date and hence has not been reflected in the measurement of deferred tax balances at the period end. This change is not expected to have a material impact on the Group’s deferred tax balances.

9.
Ordinary dividends

The Board has recommended a final dividend of 14.0p (2019: £nil) per ordinary share in addition to the interim dividend of 10.0p (2019: 22.7p) per share. This makes a total for the year of 24.0p (2019: 22.7p). Payment of the final dividend of 24.0p per ordinary share will be made on 9 July 2021 to holders of ordinary shares in the Company on 11 June 2021.

Notes to the unaudited preliminary consolidated financial statements (continued)

10.
 Earnings per share

Basic EPS

The calculation of basic reported and headline EPS is as follows:

Continuing operations:
	2020	20191	+/(-)%
Reported earnings2 (£ million)	(2,973.8)	860.1
Headline earnings3 (£ million)	740.3	984.2
Weighted average shares used in basic EPS calculation (million)	1,223.0	1,250.0
Reported EPS	(243.2p)	68.8p	(453.5)
Headline EPS	60.5p	78.7p	(23.1)

Discontinued operations:
	2020	2019	+/(-)%
Reported earnings2 (£ million)	6.5	(3.8)
Weighted average shares used in basic EPS calculation (million)	1,223.0	1,250.0
Reported EPS	0.5p	(0.3p)	(266.7)

Continuing and discontinued operations:
	2020	20191	+/(-)%
Reported earnings2 (£ million)	(2,967.3)	856.3
Weighted average shares used in basic EPS calculation (million)	1,223.0	1,250.0
Reported EPS	(242.7p)	68.5p	(454.3)

1 Earnings figures have been restated as described in note 2.
2 Reported earnings is equivalent to profit for the year attributable to equity holders of the parent.
3 Headline earnings is defined in Appendix 2.

Notes to the unaudited preliminary consolidated financial statements (continued)

10.
Earnings per share (continued)

Diluted EPS

The calculation of diluted reported and headline EPS is as follows:

Continuing operations:
	2020	20191	+/(-)%
Diluted reported earnings (£ million)	(2,973.8)	860.1
Diluted headline earnings (£ million)	740.3	984.2
Weighted average shares used in reported diluted EPS calculation (million)2	1,223.0	1,260.6
Weighted average shares used in headline diluted EPS calculation (million)	1,236.0	1,260.6
Diluted reported EPS	(243.2p)	68.2p	(456.6)
Diluted headline EPS	59.9p	78.1p	(23.3)

Discontinued operations:
	2020	2019	+/(-)%
Diluted reported earnings (£ million)	6.5	(3.8)
Weighted average shares used in diluted EPS calculation (million)2	1,223.0	1,260.6
Diluted reported EPS	0.5p	(0.3p)	(266.7)

Continuing and discontinued operations:
	2020	20191	+/(-)%
Diluted reported earnings (£ million)	(2,967.3)	856.3
Weighted average shares used in diluted EPS calculation (million)2	1,223.0	1,260.6
Diluted reported EPS	(242.7p)	67.9p	(457.4)

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

million	2020	2019
Weighted average shares used in basic EPS calculation	1,223.0	1,250.0
Dilutive share options outstanding	-	0.3
Other potentially issuable shares	13.0	10.3
Weighted average shares used in diluted EPS calculation	1,236.0	1,260.6

At 31 December 2020 there were 1,296,080,242 (2019: 1,328,167,813) ordinary shares in issue, including treasury shares of 70,748,100 (2019: 70,787,730).

1 Earnings figures have been restated as described in note 2.
2 The weighted average shares used in the basic EPS calculation has also been used for reported diluted EPS due to the anti-dilutive effect of the weighted average shares calculated for the reported diluted EPS calculation.

Notes to the unaudited preliminary consolidated financial statements (continued)

11.
Analysis of cash flows

The following tables analyse the items included within the main cash flow headings on page 19:

Net cash inflow from operating activities:

£ million	2020	20191
(Loss)/profit for the year	(2,903.5)	950.1
Taxation	131.5	353.8
Revaluation and retranslation of financial instruments	147.2	(154.4)
Finance costs	312.3	376.4
Finance and investment income	(82.8)	(102.6)
Share of results of associates	136.0	(21.2)
Goodwill impairment on classification as held for sale	-	94.5
Gain on sale of discontinued operations	(10.0)	(73.8)
Attributable tax expense on sale of discontinued operations	1.9	157.4
Operating (loss)/profit of continuing and discontinued operations	(2,267.4)	1,580.2
Adjustments for:
Non-cash share-based incentive plans (including share options)	74.4	71.4
Depreciation of property, plant and equipment	174.8	203.2
Depreciation of right-of-use assets	331.9	317.9
Impairment charges included within restructuring costs	196.7	-
Goodwill impairment	2,822.9	47.7
Amortisation and impairment of acquired intangible assets	89.1	135.6
Amortisation of other intangible assets	35.2	29.6
Investment and other write-downs	296.2	7.5
Gains on disposal of investments and subsidiaries	(7.8)	(45.1)
Gains on remeasurement of equity interests arising from a change in scope of ownership	(0.6)	(0.4)
Gain on sale of freehold property in New York	-	(7.9)
Losses on sale of property, plant and equipment	0.3	3.2
Operating cash flow before movements in working capital and provisions	1,745.7	2,342.9
Movements in trade working capital2	780.2	563.4
Movements in other working capital and provisions	58.0	(213.1)
Cash generated by operations	2,583.9	2,693.2
Corporation and overseas tax paid	(371.5)	(536.0)
Payment on early settlement of bonds	-	(63.4)
Interest and similar charges paid	(173.9)	(270.6)
Interest paid on lease liabilities	(98.5)	(105.1)
Interest received	73.6	80.8
Investment income	8.7	18.3
Dividends from associates	32.5	33.3
Net cash inflow from operating activities	2,054.8	1,850.5

1 Figures have been restated, as described in note 2.
2 Trade working capital represents trade receivables, work in progress, accrued income, trade payables and deferred income.

Notes to the unaudited preliminary consolidated financial statements (continued)

11.
Analysis of cash flows (continued)

Acquisitions and disposals:

£ million	2020	2019
Initial cash consideration	(32.8)	(3.9)
Earnout payments	(115.2)	(130.2)
Purchase of other investments (including associates)	(30.4)	(27.2)
Acquisitions	(178.4)	(161.3)

Proceeds on disposal of investments and subsidiaries1	320.0	2,468.5
Cash and cash equivalents disposed	(47.7)	(327.5)
Disposals of investments and subsidiaries	272.3	2,141.0

Cash consideration for non-controlling interests	(80.6)	(62.7)
Net acquisition payments and investments	13.3	1,917.0

Share repurchases and buy-backs:

£ million	2020	2019
Purchase of own shares by ESOP Trusts	(5.1)	-
Shares purchased into treasury	(285.1)	(43.8)
	(290.2)	(43.8)

Net increase/(decrease) in borrowings:

£ million	2020	2019
Decrease in drawings on bank loans	(59.6)	(70.6)
Proceeds from issue of €750 million bonds	665.5	-
Proceeds from issue of £250 million bonds	250.0	-
Repayment of €250 million bonds	(223.1)	-
Repayment of €600 million bonds	-	(512.7)
Repayment of $812 million bonds	-	(618.8)
Partial repayment of $272 million bonds	-	(135.4)
Partial repayment of $450 million bonds	-	(176.2)
Repayment of £200 million bonds	-	(199.5)
	632.8	(1,713.2)

Cash and cash equivalents:

£ million	2020	20192
Cash at bank and in hand	10,075.0	10,442.1
Short-term bank deposits	2,824.1	863.6
Overdrafts3	(8,562.0)	(8,572.4)
	4,337.1	2,733.3

1 Proceeds on disposal of investments and subsidiaries includes return of capital from investments in associates.
2 Figures have been restated to be in accordance with IAS 32 Financial Instruments: Presentation, as described in note 2.
3 Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group’s cash management.

Notes to the unaudited preliminary consolidated financial statements (continued)

12.
Net debt

£ million	2020	20191
Cash and short-term deposits	12,899.1	11,305.7
Bank overdrafts, bonds and bank loans due within one year	(8,619.2)	(8,798.0)
Bonds and bank loans due after one year	(4,975.5)	(4,047.3)
	(695.6)	(1,539.6)

The Group estimates that the fair value of corporate bonds is £5,509.1 million at 31 December 2020 (2019: £4,439.8 million). The carrying value of corporate bonds is £4,976.2 million at 31 December 2020 (2019: £4,162.9 million). The Group considers that the carrying amount of bank loans at 31 December 2020 of £57.2 million (2019: £110.4 million) approximates their fair value.

The following table is an analysis of future anticipated cash flows in relation to the Group’s debt, on an undiscounted basis which, therefore, differs from the carrying value:

£ million	2020	20191
Within one year	(182.2)	(324.8)
Between one and two years	(725.6)	(204.0)
Between two and three years	(795.7)	(692.1)
Between three and four years	(649.1)	(726.3)
Between four and five years	(528.2)	(634.2)
Over five years	(3,387.1)	(2,761.9)
Debt financing (including interest) under the Revolving Credit Facility and in relation to unsecured loan notes	(6,267.9)	(5,343.3)
Short-term overdrafts – within one year	(8,562.0)	(8,572.4)
Future anticipated cash flows	(14,829.9)	(13,915.7)
Effect of discounting/financing rates	1,235.2	1,070.4
Debt financing	(13,594.7)	(12,845.3)
Cash and short-term deposits	12,899.1	11,305.7
Net debt	(695.6)	(1,539.6)

1 Figures have been restated to be in accordance with IAS 32 Financial Instruments: Presentation, as described in note 2.

Notes to the unaudited preliminary consolidated financial statements (continued)

13.
Assets held for sale and discontinued operations

On 12 July 2019, the Group announced the proposed sale of its Kantar business to Bain Capital. On 5 December 2019 the first stage of the transaction completed with consideration of £2,140.2 million after tax and disposal costs. The sale involved the Group disposing of the Kantar business and holding a 40% equity stake post-transaction which is treated as an associate. This generated a pre-tax gain of £73.8 million, tax charge of £157.4 million and goodwill impairment of £94.5 million for the Group in 2019. In 2020 the remaining stages of the transaction completed with total consideration of £236.1 million after tax and disposal costs. This generated a pre-tax gain of £10.0 million and a tax charge of £1.9 million.

Under IFRS 5: Non-current Assets Held for Sale and Discontinued Operations where certain conditions are met, an asset or disposal group that has been put up for sale should be recognised as ‘held for sale’. The criterion was met on 9 July 2019, following Board approval of the disposal of Kantar to Bain Capital, representing the date at which the appropriate level of management was committed to a plan to sell the disposal group. The Kantar disposal group therefore became held for sale on this date.

The Kantar group is classified as a discontinued operation in 2019 and 2020 under IFRS 5, as it forms a separate major line of business and there was a single co-ordinated plan to dispose of it.

Results of the discontinued operations, which have been included in profit for the year, were as follows:

£ million	2020	2019
Revenue	107.4	2,387.5
Costs of services	(92.3)	(1,951.5)
Gross profit	15.1	436.0
General and administrative costs	(4.4)	(151.7)
Operating profit	10.7	284.3
Share of results of associates	-	6.5
Profit before interest and taxation	10.7	290.8
Finance income	0.1	3.6
Finance costs	(0.3)	(17.3)
Revaluation and retranslation of financial instruments	-	(9.4)
Profit before taxation	10.5	267.7
Attributable tax expense	(2.2)	(78.8)
Profit after taxation	8.3	188.9

Goodwill impairment on classification as held for sale1	-	(94.5)
Gain on sale of discontinued operations	10.0	73.8
Attributable tax expense on sale of discontinued operations	(1.9)	(157.4)

Net gain attributable to discontinued operations	16.4	10.8

Attributable to:
Equity holders of the parent	6.5	(3.8)
Non-controlling interests2	9.9	14.6
	16.4	10.8

For the year ended 31 December 2020, the Kantar group contributed £30.8 million (2019: £322.9 million) to the Group’s net operating cash flows, paid £0.9 million (2019: £53.2 million) in respect of investing activities and paid £0.7 million (2019: £27.2 million) in respect of financing activities.
1 Goodwill impairment of £94.5 million arose from the assessment of fair value less costs to sell under IFRS 5.
2 In 2020, non-controlling interests includes £9.3 million recognised on the disposal of Kantar within WPP Scangroup, a 56.25% owned subsidiary of the Group.

Notes to the unaudited preliminary consolidated financial statements (continued)

13.
Assets held for sale and discontinued operations (continued)

The gain on sale of discontinued operations is calculated as follows:

£ million	2020	2019
Intangible assets (including goodwill)	162.5	2,410.0
Property, plant and equipment	15.1	115.7
Right-of-use assets	27.2	103.5
Interests in associates and joint ventures	4.6	92.3
Other investments	-	11.5
Deferred tax assets	6.1	44.1
Corporate income tax recoverable	16.9	49.8
Trade and other receivables	170.3	748.8
Cash and cash equivalents	32.2	324.9
Trade and other payables	(141.6)	(839.8)
Corporate income tax payable	(5.6)	(48.2)
Lease liabilities	(23.2)	(106.3)
Deferred tax liabilities	(1.3)	(98.6)
Provisions for post-employment benefits	(7.9)	(26.7)
Provisions for liabilities and charges	(0.6)	(22.4)
Net assets	254.7	2,758.6

Non-controlling interests	(6.1)	(19.1)
Net assets excluding non-controlling interests	248.6	2,739.5

Consideration received in cash and cash equivalents	240.9	2,352.1
Re-investment in equity stake1	-	231.7
Transaction costs	(4.5)	(56.1)
Deferred consideration2	1.6	1.6
Total consideration received	238.0	2,529.3

Loss on sale before exchange adjustments	(10.6)	(210.2)
Exchange adjustments recycled to the income statement	20.6	284.0
Gain on sale of discontinued operations	10.0	73.8

1 Re-investment in equity stake represents the value of the Group’s 40% stake in the new Kantar group as part of the disposal.
2 Deferred consideration in the year ended 31 December 2019 is made up of £79.6 million expected to be received in future periods on the satisfaction of certain conditions and the deferral of £78.0 million consideration against services the Group will supply to Kantar on favourable terms in the future.

Notes to the unaudited preliminary consolidated financial statements (continued)

14.
Goodwill and acquisitions

Cash-generating units (CGUs) with significant goodwill and brands with an indefinite useful life are:

CGU	Goodwill		Brands with an indefinite useful life
£ million	2020	20191	2020	2019
GroupM	2,953.7	2,921.7	-	-
Wunderman Thompson	949.4	2,121.9	403.9	409.7
VMLY&R	411.9	901.0	193.4	199.1
Ogilvy	782.0	758.6	206.5	211.1
Burson Cohn & Wolfe	591.1	739.3	128.8	130.2
Other	1,700.7	2,668.1	126.5	128.1
	7,388.8	10,110.6	1,059.1	1,078.2

Other goodwill represents goodwill on a large number of CGUs, none of which is individually significant in comparison to the total carrying value of goodwill. Separately identifiable brands with an indefinite life are carried at historical cost in accordance with the Group’s accounting policy for intangible assets. The carrying values of the other brands with an indefinite useful life are not individually significant in comparison with the total carrying value of brands with an indefinite useful life.

Goodwill in relation to subsidiary undertakings decreased by £2,721.8 million (2019: £3,022.0 million) in the year. This movement primarily relates to impairment charges of £2,822.9 million, partially offset by the effect of currency translation of £88.4 million, as well as both goodwill arising on acquisitions completed in the year and adjustments to goodwill relating to acquisitions completed in prior years.

In accordance with the Group’s accounting policy, the carrying values of goodwill and intangible assets with indefinite useful lives are reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment review is undertaken annually on 30 September. Given the COVID-19 pandemic, impairment indicators such as a decline in revenue less pass-through costs forecasts, and downturns in the global economy and the advertising industry were identified in the first half of 2020. As such, the Group performed an impairment test over goodwill and intangible assets with indefinite useful lives as at 30 June 2020. Given the continued impact of COVID-19, an additional impairment test was performed as of 31 December 2020.

Under IFRS, an impairment charge is required for both goodwill and other indefinite-lived assets when the carrying amount exceeds the "recoverable amount", defined as the higher of fair value less costs to sell and value in use. The review assessed whether the carrying value of goodwill and intangible assets with indefinite useful lives was supported by the value in use determined as the net present value of future cash flows.

Due to a significant number of CGUs, the impairment test was performed in two steps. In the first step, the recoverable amount was calculated for each CGU using the latest available forecasts for 2020 and/or 2021, nil growth rate thereafter (2019: 3.0%) and a conservative pre-tax discount rate of 13.5% (2019: 8.5%). The pre-tax discount rate of 13.5% was above the rate calculated for the global networks of 12.5%. For smaller CGUs that operate primarily in a particular region subject to higher risk, the higher of 13.5% or 100 basis points above the regional discount rate was used in the first step.

The recoverable amount was then compared to the carrying amount. CGUs where the recoverable amount exceeded the carrying amount were not considered to be impaired. Those CGUs where the recoverable amount did not exceed the carrying amount were then further reviewed in the second step.

In the second step, the CGUs were retested for impairment using more refined assumptions. This included using a CGU specific pre-tax discount rate and management forecasts for a projection period of up to five-years, followed by an assumed long-term growth rate of 2.0% (2019: 3.0%). If the recoverable amount using the more specific assumptions did not exceed the carrying value of a CGU, an impairment charge was recorded.

In developing the cash flows, we considered the impact of the COVID-19 pandemic to our businesses and adjusted projected revenue less pass-through costs and operating margins in 2020 and/or 2021 accordingly. For the remaining years in the projection period, we assessed when the cash flows would recover to 2019 levels as representative of pre-COVID-19 revenue less pass-through costs and operating margins. For many of our CGUs, recovery to 2019 levels by 2023 was estimated with some CGUs using alternative recovery profiles as considered appropriate.

1 Figures have been restated, as described in note 2.

Notes to the unaudited preliminary consolidated financial statements (continued)

14.
Goodwill and acquisitions (continued)

The long-term growth rate is derived from management’s best estimate of the likely long-term trading performance with reference to external industry reports and other relevant market trends. As at 31 December 2020, we have assessed long-term industry trends based on recent historical data including the long-term impact of COVID-19 and assumed a long-term growth rate of 2.0% (2019: 3.0%). Management have made the judgement that the long-term growth rate does not exceed the long-term average growth rate for the industry.

The discount rate uses the capital asset pricing model (CAPM) to derive the cost of equity along with an estimated cost of debt that is weighted by an appropriate capital structure to derive an indication of a weighted average cost of capital. The cost of equity is calculated based on long-term government bond yield, an estimate of the required premium for investment in equity relative to government securities and further considers the volatility associated with peer public companies relative to the market. The cost of debt reflects an estimated market yield for long-term debt financing after taking into account the credit profile of public peer companies in the industry. The capital structure used to weight the cost of equity and cost of debt has been derived from the observed capital structure of public peer companies.

Given current market factors, there has been an increase in the estimated cost of equity from previous years. This has been driven by increased levels of market uncertainty and volatility which is reflected in the market valuations for global advertising agencies. This has led to upward adjustments to the estimates for the equity risk premium as well as the applicable beta (i.e., volatility of public peer companies relative to the market). Additionally, given the magnitude of the declines in our market capitalisation, the cost of equity reflects an increase in the size premium applicable to the Group, and a company specific risk premium to reflect implied market discount rates. This increase in the cost of equity, combined with an increase in the cost of debt as a result of increased corporate bond yields, resulted in the discount rates applied to our CGUs increasing relative to the prior year.

The pre-tax discount rate applied to the cash flow projections for the CGUs that operate globally was 12.5% (2019: 6.3% to 7.4%). We developed a global discount rate that takes into account the diverse nature of the operations, as these CGUs operate with a diverse range of clients in a range of industries throughout the world, hence are subject to similar levels of market risks. The pre-tax discount rates applied to the CGUs that have more regional specific operations ranged from 10.8% to 18.6% for the 30 June 2020 test, 11.3% to 14.4% for the 30 September 2020 test, and 11.2% to 13.6% for the 31 December 2020 test (2019: 4.1% to 13.6%).

Our approach in determining the recoverable amount utilises a discounted cash flow methodology, which necessarily involves making numerous estimates and assumptions regarding revenue less pass-through costs growth, operating margins, appropriate discount rates and working capital requirements. The key assumptions used for estimating cash flow projections in the Group’s impairment testing are those relating to revenue less pass-through costs growth and operating margins. The key assumptions take account of the businesses’ expectations for the projection period. These expectations consider the macroeconomic environment, industry and market conditions, the CGU’s historical performance and any other circumstances particular to the unit, such as business strategy and client mix.

These estimates will likely differ from future actual results of operations and cash flows, and it is possible that these differences could be material. In addition, judgements are applied in determining the level of CGU identified for impairment testing and the criteria used to determine which assets should be aggregated. A difference in testing levels could affect whether an impairment is recorded and the extent of impairment loss.

As part of the overall effort to simplify operations and become more client-centric, certain operations have been realigned between the various networks. These realignments have been reflected in the CGUs being tested. The most significant of these for the 30 June 2020 test included the treatment of Landor and FITCH as a single CGU given the collaboration of the two brands from both a management and client perspective; the shift of certain European operations into VMLY&R; and the transfer of certain Asian operations from VMLY&R to Ogilvy in order to improve the operational synergies and offer in the respective regions.

Subsequent realignments were reflected in the September and December tests including the shift of certain Latin American and European operations between Wunderman Thompson, VMLY&R and GroupM; and the transfer of certain Asian operations to VMLY&R that previously operated independent from a network also to improve the operational synergies and regional offers.

The transfers of carrying value between CGUs were determined on a relative value basis. The impact of these realignments has not had a significant impact on the impairment figures recognised.

Notes to the unaudited preliminary consolidated financial statements (continued)

14.
Goodwill and acquisitions (continued)

The goodwill impairment charge of £2,822.9 million largely reflects the adverse impacts of COVID-19 to a number of businesses in the Group. The impact of these global economic conditions and trading circumstances was sufficiently severe to indicate impairment to the carrying value of goodwill. By operating sector, £1,820.1 million of the impairment charge relates to Global Integrated Agencies, £161.5 million relates to Public Relations and £841.3 million relates to Specialist Agencies.

The CGUs with significant impairments of goodwill as at 31 December 2020 are set out in the below table with the latest recoverable amount determined as of the December test.

£ million	Operating Sector	Recoverable amount	Goodwill impairment charge
Wunderman Thompson	Global Integrated Agencies	1,956.8	1,207.5
VMLY&R	Global Integrated Agencies	1,075.7	516.9
Burson Cohn & Wolfe	Public Relations	790.2	144.8
Geometry Global	Specialist Agencies	164.4	305.8
Landor & FITCH	Specialist Agencies	177.6	185.4
Other		1,409.5	462.5
		5,574.2	2,822.9

The goodwill impairment charge recognised for the year ended 31 December 2020 includes £2,812.9 million related to the six-month period ended 30 June 2020. This figure is £328.2 million higher than the £2,484.7 million previously reported in the 30 June 2020 interim financial statements as a result of an adjustment to appropriately reflect the working capital cash flow assumptions in the impairment model. This has been fully reflected in the consolidated financial statements for the year ended 31 December 2020, and the amount will be reflected in our future filings, including in the comparatives included in the 30 June 2021 financial statements.

The following table presents the CGUs with significant goodwill impairments that were recognised as at 30 June 2020, both as previously reported and as adjusted for the identified adjustment.

		As reported		As adjusted
CGU £ million	Operating Sector	Recoverable amount as at 30 June 2020	Goodwill impairment charge for the period ended 30 June 2020	Recoverable amount as at 30 June 2020	Goodwill impairment charge for the period ended 30 June 2020
Wunderman Thompson	Global Integrated Agencies	1,932.2	1,054.4	1,759.5	1,207.5
VMLY&R	Global Integrated Agencies	918.3	472.0	871.0	516.9
Burson Cohn & Wolfe	Public Relations	859.8	127.0	845.9	140.3
Geometry Global	Specialist Agencies	205.9	232.5	128.4	305.8
Landor & FITCH	Specialist Agencies	197.5	158.1	169.5	185.4
Other		1,349.3	440.7	1,325.7	457.0
		5,463.0	2,484.7	5,100.0	2,812.9

For more information on the impact to the income statement line items, see Appendix 3: Adjustment of 30 June 2020 goodwill impairment.

Acquisitions

The contribution to revenue and operating profit of acquisitions completed in the year was not material. There were no material acquisitions completed during the year or between 31 December 2020 and the date these preliminary consolidated financial statements were approved.

Notes to the unaudited preliminary consolidated financial statements (continued)

15.
Other intangible assets

The following are included in other intangibles:

£ million	2020	2019
Brands with an indefinite useful life	1,059.1	1,078.2
Acquired intangibles	240.5	323.6
Other (including capitalised computer software)	89.7	67.0
	1,389.3	1,468.8

16.
Trade and other receivables

Amounts falling due within one year:

£ million	2020	2019
Trade receivables	6,572.2	7,007.6
Work in progress	264.1	349.5
VAT and sales taxes recoverable	236.6	212.7
Prepayments	248.1	287.1
Accrued income	3,150.1	3,292.7
Fair value of derivatives	0.2	1.4
Other debtors	501.0	671.3
	10,972.3	11,822.3

Amounts falling due after more than one year:

£ million	2020	2019
Prepayments	2.8	2.2
Fair value of derivatives	9.6	-
Other debtors	143.8	135.4
	156.2	137.6

The Group has applied the practical expedient permitted by IFRS 15 to not disclose the transaction price allocated to performance obligations unsatisfied (or partially unsatisfied) as of the end of the reporting period as contracts typically have an original expected duration of a year or less.

The Group considers that the carrying amount of trade and other receivables approximates their fair value.

Expected credit losses
The Group has applied the simplified approach to measuring expected credit losses, as permitted by IFRS 9: Financial Instruments. Therefore the Group does not track changes in credit risk over the life of a financial asset, but recognises a loss allowance based on the financial asset's lifetime expected credit loss. Under IFRS 9, the expected credit losses are measured as the difference between the asset’s gross carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. Given the short-term nature of the Group’s trade receivables, work in progress and accrued income, which are mainly due from large national or multinational companies, the Group’s assessment of expected credit losses includes provisions for specific clients and receivables where the contractual cash flow is deemed at risk. Additional provisions are made based on the assessment of recoverability of aged receivables, where the following criteria are met:

  ●
100% of the asset aged over one year;
  ●
50% of the asset aged between 180 days and one year; and
  ●
sufficient evidence of recoverability is not evident.

These criteria form the basis of expected future losses based on historical loss rates. As a result of the COVID-19 pandemic, the Group also performed a detailed review of trade receivables, work in progress and accrued income aged less than 180 days, taking into account the level of credit insurance the Group has along with internal and external data including historical and forward-looking information. This review focused on significant individual clients along with the industry and country in which the clients operate where there is increased risk due to the pandemic.

Notes to the unaudited preliminary consolidated financial statements (continued)

16.
Trade and other receivables (continued)

This resulted in a bad debt expense of £40.8 million (2019: £25.8 million) on the Group’s trade receivables in the period. The allowance for bad and doubtful debts is equivalent to 1.7% (2019: 1.6%) of gross trade receivables.

17.
Trade and other payables: amounts falling due within one year

£ million	2020	20191
Trade payables	10,206.5	10,112.1
Deferred income	1,153.7	1,024.6
Payments due to vendors (earnout agreements)	57.8	143.4
Liabilities in respect of put option agreements with vendors	9.3	75.7
Fair value of derivatives	1.8	1.5
Share repurchases – close period commitments2	-	252.3
Other creditors and accruals	2,430.6	2,578.5
	13,859.7	14,188.1

The Group considers that the carrying amount of trade and other payables approximates their fair value.

18.
Trade and other payables: amounts falling due after more than one year

£ million	2020	20191
Payments due to vendors (earnout agreements)	56.5	100.3
Liabilities in respect of put option agreements with vendors	101.4	128.8
Fair value of derivatives	11.2	21.2
Other creditors and accruals	144.4	199.3
	313.5	449.6

The Group considers that the carrying amount of trade and other payables approximates their fair value.

The following table sets out payments due to vendors, comprising contingent consideration and the directors’ best estimates of future earnout related obligations:

£ million	2020	20191
Within one year	57.8	143.4
Between 1 and 2 years	17.2	36.3
Between 2 and 3 years	6.0	34.6
Between 3 and 4 years	30.5	12.3
Between 4 and 5 years	2.8	7.7
Over 5 years	-	9.4
	114.3	243.7

The Group’s approach to payments due to vendors is outlined in note 21.

The following table sets out the movements of deferred and earnout related obligations during the year:

£ million	2020	20191
At the beginning of the year	243.7	400.8
Earnouts paid	(115.2)	(130.0)
New acquisitions	7.3	9.6
Revision of estimates taken to goodwill	(2.8)	(14.1)
Revaluation of payments due to vendors	(13.4)	3.8
Transfer to disposal group classified as held for sale	-	(11.5)
Exchange adjustments	(5.3)	(14.9)
At the end of the year	114.3	243.7

The Group does not consider there to be any material contingent liabilities as at 31 December 2020.

1 Figures have been restated to be in accordance with IAS 39 Financial Instruments: Recognition and Measurement, as described in note 2.
2 During 2019, the Company entered into an arrangement with a third party to conduct share buybacks on its behalf in the close period commencing on 2 January 2020 and ending on 27 February 2020, in accordance with UK listing rules. The commitment resulting from this agreement constitutes a liability at 31 December 2019, which is included in Trade and other payables: amounts falling due within one year and has been recognised as a movement in equity.

Notes to the unaudited preliminary consolidated financial statements (continued)

19.
Issued share capital

Number of equity ordinary shares (million)	2020	2019
At the beginning of the year	1,328.2	1,332.7
Share cancellations	(32.1)	(4.5)
At the end of the year	1,296.1	1,328.2

20.
Going concern and liquidity risk

In considering going concern and liquidity risk, the Directors have reviewed the Group’s future cash requirements and earnings projections. The Directors believe these forecasts have been prepared on a prudent basis and have also considered the impact of a range of potential changes to trading performance. The Company’s forecasts and projections, taking account of (i) reasonably possible declines in revenue less pass-through costs; (ii) remote declines in revenue less pass-through costs for stress-testing purposes as a consequence of the COVID-19 pandemic compared to 2020; and considering the Group's bank covenant and liquidity headroom and cost mitigation actions which are and which could be implemented, show that the Company and the Group would be able to operate with appropriate liquidity and within its banking covenants and be able to meet its liabilities as they fall due. The Company modelled a range of revenue less pass-through costs up to a decline of 30% compared with the year ended 31 December 2020 and a number of mitigating cost actions that are available to the Company. The Directors have concluded that the Group will be able to operate within its current facilities and comply with its banking covenants for the foreseeable future and therefore believe it is appropriate to prepare the financial statements of the Group on a going concern basis and that there are no material uncertainties which gives rise to a significant going concern risk.

At 31 December 2020, the Group has access to £7.1 billion of committed facilities with maturity dates spread over the years 2021 to 2046 as illustrated below:

£ million
		2021	2022	2023	2024	2025+
£ bonds £400m (2.875% ‘46)	400.0					400.0
US bond $220m (5.625% ‘43)	160.8					160.8
US bond $93m (5.125% ’42)	67.9					67.9
£ bonds £250m (3.750% ‘32)	250.0					250.0
Eurobonds €600m (1.625% ’30)	537.3					537.3
Eurobonds €750m (2.375%,’27)	671.7					671.7
Eurobonds €750m (2.25%,’26)	671.7					671.7
Eurobonds €500m (1.375% ’25)	447.8					447.8
US bond $750m (3.75%,’24)	548.6				548.6
Bank revolver ($2,500m ’24)	1,828.8				1,828.8
Eurobonds €750m (3.0% ’23)	671.7			671.7
US bond $500m (3.625% ’22)	365.8		365.8
Eurobonds €250m (3m EURIBOR + 0.45% ’22)	223.9		223.9
Bank revolver (A$150m ’21, A$270m ‘23)	236.7	84.5		152.2
Total committed facilities available	7,082.7	84.5	589.7	823.9	2,377.4	3,207.2
Drawn down facilities at 31 December 2020	5,059.5	42.3	589.7	671.7	548.6	3,207.2
Undrawn committed credit facilities	2,023.2
Drawn down facilities at 31 December 2020	5,059.5
Net cash at 31 December 2020	(4,337.1)
Other adjustments	(26.8)
Net debt at 31 December 2020	695.6

Given the strong cash generation of the business, its debt maturity profile and available facilities, the directors believe the Group has sufficient liquidity to match its requirements for the foreseeable future.

Treasury management

The Group’s treasury activities are principally concerned with monitoring of working capital, managing external and internal funding requirements and monitoring and managing financial market risks, in particular risks from movements in interest and foreign exchange rates.

The Group’s risk management policies relating to foreign currency risk, interest rate risk, liquidity risk, capital risk and credit risk are presented in the notes to the consolidated financial statements of the 2019 Annual Report and Accounts and in the opinion of the Board remain relevant.

Notes to the unaudited preliminary consolidated financial statements (continued)

21.
Financial instruments

The fair values of financial assets and liabilities are based on quoted market prices where available. Where the market value is not available, the Group has estimated relevant fair values on the basis of publicly available information from outside sources or on the basis of discounted cash flow models where appropriate.

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into levels 1 to 3 based on the degree to which the fair value is observable, or based on observable inputs:

Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

£ million	Level 1	Level 2	Level 3
Derivatives in designated hedge relationships
Derivative assets	-	9.6	-
Derivative liabilities	-	(6.3)	-
Held at fair value through profit or loss
Other investments	0.1	-	263.2
Derivative assets	-	0.2	-
Derivative liabilities	-	(6.7)	-
Payments due to vendors (earnout agreements) (note 18)	-	-	(114.3)
Liabilities in respect of put options	-	-	(110.7)
Held at fair value through other comprehensive income
Other investments	20.6	-	103.4

Reconciliation of level 3 fair value measurements:
£ million	Liabilities in respect of put options	Other investments
1 January 2020	(204.5)1	456.1
Gains recognised in the income statement	12.3	7.9
Losses recognised in other comprehensive income	-	(106.1)
Additions	(4.2)	15.9
Disposals	-	(7.0)
Reclassification from other investments to interests in associates	-	(0.2)
Cancellations	30.5	-
Settlements	52.9	-
Exchange adjustments	2.3	-
31 December 2020	(110.7)	366.6

Payments due to vendors and liabilities in respect of put options

Future anticipated payments due to vendors in respect of contingent consideration (earnout agreements) are recorded at fair value, which is the present value of the expected cash outflows of the obligations. Liabilities in respect of put option agreements are initially recorded at the present value of the redemption amount in accordance with IAS 32 and subsequently measured at fair value in accordance with IFRS 9. Both types of obligations are dependent on the future financial performance of the entity and it is assumed that future profits are in line with directors’ estimates. The directors derive their estimates from internal business plans together with financial due diligence performed in connection with the acquisition.

Other investments

The fair value of other investments included in level 1 are based on quoted market prices. Other investments included in level 3 are unlisted securities, where market value is not readily available. The Group has estimated relevant fair values on the basis of publicly available information from outside sources. Certain investments are valued using revenue multiples.

1 Figures have been restated to be in accordance with IAS 39 Financial Instruments: Recognition and Measurement, as described in note 2.

Principal risks and uncertainties

The Board regularly reviews the principal and emerging risks and uncertainties affecting the Group and these are summarised below:

COVID-19 Pandemic
●
The coronavirus pandemic negatively impacted our business, revenues, results of operations, financial condition and prospects in 2020. The extent of the continued impact of the COVID-19 pandemic on our business will depend on numerous factors that we are not able to accurately predict, including the duration and scope of the pandemic, government actions to mitigate the effects of the pandemic and the intermediate and long-term impact of the pandemic on our clients’ spending plans.

Strategic Risks
●
The Group updated its strategic plan in December 2020, to return the business to growth and simplify the Group structure. A failure or delay in implementing and fully realising the benefits from the strategic plan, may have a material adverse effect on the Group’s market share and its business, revenues, results of operations, financial condition, or prospects. The COVID-19 pandemic is impacting the implementation of the strategic plan and we cannot predict the extent or duration of the impact.

Operational Risks

Clients

●
The Group competes for clients in a highly competitive and evolving industry which is undergoing structural change and which has been accelerated by the COVID-19 pandemic. Client loss or consolidation or a reduction in marketing budgets due to recessionary economic conditions, may have a material adverse effect on the Group’s market share and its business, revenues, results of operations, financial condition or prospects.
●
The Group receives a significant portion of its revenues from a limited number of large clients and the net loss of one or more of these clients could have a material adverse effect on the Group’s prospects, business, financial condition and results of operations.

People, Culture and Succession

●
The Group’s performance could be adversely affected if we do not react quickly enough to changes in our market and fail to attract, develop and retain key and diverse creative, commercial technology and management talent or are unable to retain and incentivise key and diverse talent.

Cyber and Information Security

●
The Group is undertaking a series of IT transformation programmes to support the Group’s strategic plan and a failure or delay in implanting the IT programmes may have a material adverse effect on its business, revenues, results of operations, financial conditions or prospects. The Group is reliant on third parties for the performance of a significant part of its information technology and operational functions. A failure to provide these functions including as a result of a cyber event, could have an adverse effect on the Group's business. A significant percentage of the Group’s people continue to work remotely as a consequence of the COVID-19 pandemic which has the potential to increase the risk of compromised data security and cyber-attacks.

Financial Risks

●
The Group is subject to credit risk through the default of a client or other counterparty.

Principal risks and uncertainties (continued)

Compliance Risks
●
The Group is subject to strict data protection and privacy legislation in the jurisdictions in which we operate and rely extensively on information technology systems. The Group stores, transmits and relies on critical and sensitive data. Security of this type of data is exposed to escalating external cyber threats that are increasing in sophistication as well as internal breaches.
●
The Group’s performance could be adversely impacted if it failed to ensure adequate internal control procedures are in place generally and through the period of remote working as a consequence of the COVID-19 pandemic.

Regulatory, Sanctions, Anti-Trust and Taxation

●
The Group may be subject to regulations restricting its activities or effecting changes in taxation for example as a consequence of the financial support programmes implemented by governments during the COVID-19 pandemic.
●
The Group is subject to anti-corruption, anti-bribery and anti-trust legislation and enforcement in the countries in which it operates.
●
Civil liabilities or judgements against the Company or its Directors or officers based on United States federal or state securities laws may not be enforceable in the United States or in England and Wales or in Jersey.
●
The Group is subject to the laws of the United States, EU and other jurisdictions regulating and imposing sanctions on the supply of services to certain countries. Failure to comply with these laws could expose the Group to civil and criminal penalties.

Emerging Risks
●
The Group’s operations could be disrupted by an increased frequency of extreme weather and climate-related natural disasters as a consequence of the physical impacts of climate change in the next 30 years.
●
The Group is subject to increased reputational risk associated with working on environmentally detrimental client briefs and/or misrepresenting environmental claims.

Cautionary statement regarding forward-looking statements

This document contains statements that are, or may be deemed to be, “forward-looking statements”. Forward-looking statements give the Group’s current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance.

These forward-looking statements may include, among other things, plans, objectives, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. Important factors which may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel, delays or reductions in client advertising budgets, shifts in industry rates of compensation, regulatory compliance costs or litigation, natural disasters or acts of terrorism, the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK) and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described under Item 3D ‘Risk Factors’ in the Group’s Annual Report on Form 20-F for 2019 and any impacts of the COVID-19 pandemic which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority), the Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The reader should, however, consult any additional disclosures that the Group may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

Any forward looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors on the date of this document

Appendix 2: Alternative performance measures for the year ended 31 December

Management includes non-GAAP measures as they consider these measures to be both useful and necessary. They are used by management for internal performance analyses; the presentation of these measures facilitates comparability with other companies, although management’s measures may not be calculated in the same way as similarly titled measures reported by other companies; and these measures are useful in connection with discussions with the investment community.

Reconciliation of revenue to revenue less pass-through costs:

£ million	2020	2019
Continuing operations
Revenue	12,002.8	13,234.1
Media pass-through costs	(1,555.2)	(1,656.2)
Other pass-through costs	(685.6)	(731.4)
Revenue less pass-through costs	9,762.0	10,846.5

Pass-through costs comprise fees paid to external suppliers when they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media and data collection costs. This includes the cost of media where the Group is buying digital media for its own account on a transparent opt-in basis and, as a result, the subsequent media pass-through costs have to be accounted for as revenue, as well as billings. Therefore, management considers that revenue less pass-through costs gives a helpful reflection of top-line growth.

Reconciliation of operating (loss)/profit to headline operating profit:

£ million	2020	2019
Continuing operations
Operating (loss)/profit	(2,278.1)	1,295.9
Amortisation and impairment of acquired intangible assets	89.1	121.5
Goodwill impairment	2,822.9	47.7
Gains on disposal of investments and subsidiaries	(7.8)	(40.4)
Gains on remeasurement of equity interests arising from a change in scope of ownership	(0.6)	(0.4)
Investment and other write-downs	296.2	7.5
Litigation settlement	25.6	(16.8)
Gain on sale of freehold property in New York	-	(7.9)
Restructuring and transformation costs	80.7	153.5
Restructuring costs in relation to COVID-19	232.5	-
Headline operating profit	1,260.5	1,560.6

Finance and investment income	82.7	99.0
Finance costs (excluding interest expense related to lease liabilities)	(211.0)	(259.4)
	(128.3)	(160.4)

Interest cover1 on headline operating profit	9.8 times	9.7 times

Headline operating profit is one of the metrics that management uses to assess the performance of the business.

Headline operating profit margin before and after share of results of associates:

£ million	Margin	2020	Margin	2019
Continuing operations
Revenue less pass-through costs		9,762.0		10,846.5
Headline operating profit	12.9%	1,260.5	14.4%	1,560.6
Share of results of associates (excluding exceptional gains/losses)		10.1		62.5
Headline PBIT	13.0%	1,270.6	15.0%	1,623.1

1 Interest expense related to lease liabilities is excluded from interest cover as lease liabilities are excluded from the Group’s key leverage metrics.

Calculation of headline EBITDA:

£ million	2020	2019
Continuing operations
Headline PBIT	1,270.6	1,623.1
Depreciation of property, plant and equipment	174.8	185.5
Amortisation of other intangible assets	35.2	21.2
Headline EBITDA (including depreciation of right-of-use assets)	1,480.6	1,829.8
Depreciation of right-of-use assets	331.9	301.6
Headline EBITDA	1,812.5	2,131.4

Headline EBITDA is a key metric that private equity firms, for example, use for valuing companies, and is one of the metrics that management uses to assess the performance of the business. Headline EBITDA (including depreciation of right-of-use assets) is used in the Group’s key leverage metric.

Reconciliation of (loss)/profit before taxation to headline PBT and headline earnings:

£ million	2020	20191
Continuing operations
(Loss)/profit before taxation	(2,790.6)	1,214.3
Amortisation and impairment of acquired intangible assets	89.1	121.5
Goodwill impairment	2,822.9	47.7
Gains on disposal of investments and subsidiaries	(7.8)	(40.4)
Gains on remeasurement of equity interests arising from a change in scope of ownership	(0.6)	(0.4)
Investment and other write-downs	296.2	7.5
Restructuring and transformation costs	80.7	153.5
Restructuring costs in relation to COVID-19	232.5	-
Share of exceptional losses of associates	146.1	47.8
Litigation settlement	25.6	(16.8)
Gain on sale of freehold property in New York	-	(7.9)
Revaluation and retranslation of financial instruments	147.2	(163.8)
Headline PBT	1,041.3	1,363.0
Headline tax charge	(242.1)	(299.6)
Headline non-controlling interests	(58.9)	(79.2)
Headline earnings	740.3	984.2

Headline PBT and headline earnings are metrics that management use to assess the performance of the business.

Calculation of headline taxation:

£ million	2020	2019
Continuing operations
Headline PBT	1,041.3	1,363.0
Share of results of associates (excluding exceptional gains/losses)	(10.1)	(62.5)
Headline PBT excluding headline share of results of associates	1,031.2	1,300.5
Tax charge	129.3	275.0
Tax charge relating to gains on disposal of investments and subsidiaries	(2.7)	(6.9)
Tax credit relating to restructuring and transformation costs	14.3	29.2
Tax credit relating to restructuring and transformation costs in relation to COVID-19	51.2	-
Tax credit relating to gain on sale of freehold property in New York	-	0.5
Tax charge relating to litigation settlement	5.4	(4.2)
Deferred tax impact of the amortisation of acquired intangible assets and other goodwill items	36.0	13.3
Deferred tax relating to gains on disposal of investments and subsidiaries	8.6	(7.3)
Headline tax charge	242.1	299.6
Headline tax rate	23.5%	23.0%

1 Figures have been restated, as described in note 2.

Following the disposal of a majority stake in Kantar and its subsequent classification as an associate in December 2019, the Group considers the most relevant metric to assess the underlying tax charge is to use the headline tax charge on headline PBT excluding the share of headline results of associates, as the tax charge on associate income is reflected within the share of results of associates. On this basis, the headline tax rate was 23.5% (2019: 23.0%).

Given the Group’s geographic mix of profits and the changing international tax environment, the headline tax rate is expected to increase slightly over the next few years.

Calculation of headline non-controlling interests:

£ million	2020	2019
Continuing operations
Non-controlling interests	53.9	79.2
Non-controlling interests relating to restructuring costs in relation to COVID-19	5.0	-
Headline non-controlling interests	58.9	79.2

Reconciliation of free cash flow:

£ million	2020	2019
Cash generated by continuing and discontinued operations	2,583.9	2,693.2
Plus:
Interest received	73.6	80.8
Investment income	8.7	18.3
Dividends from associates	32.5	33.3
Share option proceeds	-	0.6
Less:
Earnout payments	(115.2)	(130.2)
Interest and similar charges paid	(173.9)	(270.6)
Purchase of property, plant and equipment	(218.3)	(339.3)
Purchase of other intangible assets (including capitalised computer software)	(54.4)	(54.8)
Repayment of lease liabilities	(300.1)	(249.8)
Interest paid on lease liabilities	(98.5)	(105.1)
Corporation and overseas tax paid	(371.5)	(536.0)
Dividends paid to non-controlling interests in subsidiary undertakings	(83.3)	(96.2)
Free cash flow	1,283.5	1,044.2

The Group bases its internal cash flow objectives on free cash flow. Management believes free cash flow is meaningful to investors because it is the measure of the Group’s funds available for acquisition related payments, dividends to shareholders, share repurchases and debt repayment. The purpose of presenting free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures of maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation, and capital expenditure).

Constant currency and pro forma (‘like-for-like’)

These preliminary consolidated financial statements are presented in pounds sterling. However, the Group’s significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and illustrate the underlying change in revenue and profit from one year to the next, the Group has adopted the practice of discussing results in both reportable currency (local currency results translated into pounds sterling at the prevailing foreign exchange rate) and constant currency.

Management also believes that discussing pro forma or like-for-like contributes to the understanding of the Group’s performance and trends because it allows for meaningful comparisons of the current year to that of prior years.

Further details of the constant currency and pro forma methods are given in the glossary on page 51.

Appendix 3: Adjustment of 30 June 2020 goodwill impairment

The goodwill impairment charge recognised for the year ended 31 December 2020 includes £2,812.9 million related to the six-month period ended 30 June 2020. This figure is £328.2 million higher than the £2,484.7 million previously reported in the 30 June 2020 interim financial statements as a result of an adjustment to appropriately reflect the working capital cash flow assumptions in the impairment model.

The table below reflects the impact of the adjustment on key income statement and balance sheet line items. The £333.3 million adjustment reflects the £328.2 million increase in the goodwill impairment charge and a £5.1 million increase primarily in impairment of right-of-use assets with a related increase in the deferred tax credit of £13.1 million and a corresponding decrease in deferred tax liabilities.

Six months ended 30 June 2020 £ million	As previously reported	Adjusted
Continuing operations
General and administrative costs	3,195.3	3,528.6
Operating loss	(2,417.3)	(2,750.6)
Loss before interest and taxation	(2,469.2)	(2,802.5)
Loss before taxation	(2,843.9)	(3,177.2)
Loss for the period from continuing operations	(2,867.9)	(3,188.1)
Loss for the period	(2,864.8)	(3,185.0)
Headline operating profit	382.3	382.3
Loss for the period attributable to equity holders of the parent	(2,889.0)	(3,209.2)
Weighted average shares used in basic EPS calculation (million)	1,224.7	1,224.7
Reported basic earnings per share	(235.9p)	(262.0p)
Goodwill	8,096.3	7,768.1
Deferred tax liabilities	(398.9)	(385.8)
Net assets	5,779.7	5,459.5

We will reflect these adjustments in the comparatives included in the 2021 interim financial statements.

Glossary and basis of preparation

Average net debt and net debt
Average net debt is calculated as the average daily net borrowings of the Group. Net debt at a period end is calculated as the sum of the net borrowings of the Group, derived from the cash ledgers and accounts in the balance sheet. Net debt excludes lease liabilities.

Billings and estimated net new billings
Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned. Net new billings represent the estimated annualised impact on billings of new business gained from both existing and new clients, net of existing client business lost. The estimated impact is based upon initial assessments of the clients’ marketing budgets, which may not necessarily result in actual billings of the same amount.

Constant currency
The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying budgeted 2020 exchange rates to local currency reported results for the current and prior year, which excludes any variances attributable to foreign exchange rate movements.

Exceptional gains/losses
Exceptional gains/losses include gains/losses on disposal of investments and subsidiaries, gains/losses on remeasurement of equity interests arising from a change in scope of ownership, investment and other write-downs, litigation settlement, gain on sale of freehold property in New York, restructuring and transformation costs, restructuring costs in relation to COVID-19 and share of exceptional gains/losses of associates.

Free cash flow
Free cash flow is calculated as cash generated by operations plus dividends received from associates, interest received, investment income received, and proceeds from the issue of shares, less corporation and overseas tax paid, interest and similar charges paid, dividends paid to non-controlling interests in subsidiary undertakings, repayment of lease liabilities (including interest), earnout payments and purchases of property, plant and equipment and purchases of other intangible assets.

General and administrative costs
General and administrative costs include marketing costs, certain professional fees, and an allocation of other costs, including staff and establishment costs, based on the function of employees within the Group.

Headline earnings
Headline PBT less headline tax charge and non-controlling interests.

Headline EBITDA
Profit before finance income/costs and revaluation and retranslation of financial instruments, taxation, gains/losses on disposal of investments and subsidiaries, investment and other write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, amortisation of other intangibles, depreciation of property, plant and equipment, depreciation of right-of-use assets, restructuring and transformation costs, restructuring costs in relation to COVID-19, litigation settlement, gain on sale of freehold property in New York, share of exceptional gains/losses of associates and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

Headline non-controlling interests
Non-controlling interests excluding non-controlling interests relating to restructuring costs in relation to COVID-19.

Headline operating profit
Operating profit before gains/losses on disposal of investments and subsidiaries, investment and other write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, restructuring costs in relation to COVID-19, litigation settlement, gain on sale of freehold property in New York and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

Headline PBIT
Profit before finance income/costs and revaluation and retranslation of financial instruments, taxation, gains/losses on disposal of investments and subsidiaries, investment and other write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, restructuring costs in relation to COVID-19, litigation settlement, gain on sale of freehold property in New York, share of exceptional gains/losses of associates and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

Headline operating profit margin
Headline operating profit margin is calculated as headline operating profit as a percentage of revenue less pass-through costs.

Headline PBT
Profit before taxation, gains/losses on disposal of investments and subsidiaries, investment and other write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, restructuring costs in relation to COVID-19, litigation settlement, gain on sale of freehold property in New York, share of exceptional gains/losses of associates, gains/losses arising from the revaluation and retranslation of financial instruments and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

Headline tax charge
Taxation excluding tax/deferred tax relating to gains/losses on disposal of investments and subsidiaries, investment and other write-downs, goodwill impairment and other goodwill write-downs, restructuring and transformation costs, restructuring costs in relation to COVID-19, litigation settlement, gain on sale of freehold property in New York, and the deferred tax impact of the amortisation of acquired intangible assets and other goodwill items.

Net working capital
The movement in net working capital consists of movements in trade working capital and movements in other working capital and provisions per the analysis of cash flows note.

Pass-through costs
Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media costs.

Pro forma (‘like-for-like’)
Pro forma comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions and disposals for the commensurate period in the prior year. The Group uses the terms ‘pro forma’ and ‘like-for-like’ interchangeably.

Revenue less pass-through costs
Revenue less pass-through costs is revenue less media and other pass-through costs.

1 Percentage change in reported sterling.
2 Like-for-like. LFL comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to reflect the results of acquisitions and disposals for the commensurate period in the prior year.
3  Not meaningful.
4 Restated, as set out in note 2 of Appendix 1.
5 In this press release not all of the figures and ratios used are readily available from the unaudited preliminary results included in Appendix 1. Management believes these non-GAAP measures, including constant currency and like-for-like growth, revenue less pass-through costs and headline profit measures, are both useful and necessary to better understand the Group’s results. Where required, details of how these have been arrived at are shown in Appendix 2.
6 Billings, as defined in the glossary on page 51.
7 Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 11 March 2021.	By: ______________________
Balbir Kelly-Bisla
Company Secretary